SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number 1-14926

KT Corporation

206 Jungja-dong

Bundang-ku, Sungnam

Gyunggi-do

463-711 Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Consolidated Financial Statements for the Six Months Ended June 30, 2004

You should read the selected consolidated financial data below together with the unaudited consolidated financial statements as of and for the six months ended June 30, 2003 and 2004 included in this Current Report on Form 6-K. Results of operations in the first six months of 2004 may not be indicative of results of operations for the remainder of 2004 and the full year 2004.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 34 of Notes to Consolidated Financial Statements included herein for a description of these differences and a reconciliation of certain Korean GAAP items to U.S. GAAP.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

	For the Six Months Ended June 30,
	2003		2004
	(In billions of Won) (Unaudited)
INCOME STATEMENT DATA
Korean GAAP
Operating revenues	(Won)	8,116	(Won)	8,686
Operating expenses		6,462		7,279
Operating income		1,653		1,407
Gain on disposition of available-for-sale securities, net		776 (1)		17
Interest expense		(364)		(329)
Foreign currency transaction and translation gain, net		8		69
Donations and contribution payments		(91)		(63)
Earnings before income taxes and minority interest		2,047		954
Income taxes		(685)		(320)
Minority interest in earnings of consolidated subsidiaries, net		(135)		(53)
Net earnings		1,228		582
U.S. GAAP (2)
Net earnings		1,364		740

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	As of December 31, 2003		As of June 30, 2004
	(In billions of Won) (Unaudited)
BALANCE SHEET DATA
Korean GAAP
Working capital deficit (3)	(Won)	1,184	(Won)	796
Net property, plant and equipment		16,374		16,007
Total assets		25,557		26,962
Long-term debt, excluding current portion		9,050		8,873
Refundable deposits for telephone installation		1,227		1,148
Total stockholders’ equity		8,397		8,492
U.S. GAAP (2)
Net property, plant and equipment	(Won)	11,515	(Won)	10,997
Total assets		19,532		20,458
Total stockholders’ equity		5,890		6,203

	As of December 31, 2003		As of June 30, 2004
OPERATING DATA
Lines installed (thousands) (4)		25,202		25,654
Lines in service (thousands) (4)		21,841		21,443
Lines in service per 100 inhabitants (5)		45.6		43.8
Lines in service per employee (4)(6)		580		568
PCS subscribers (thousands) (7)		10,442		11,946
Broadband Internet subscribers (thousands)		5,589		5,900

(1)	Includes a gain of Won 775 billion as a result of our exchange of 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock and cash of Won 123 billion.
(2)	See Note 34 of Notes to Consolidated Financial Statements included herein for reconciliation to U.S. GAAP.
(3)	“Working capital” means current assets minus current liabilities.
(4)	Including public telephones.
(5)	Excluding public telephones.
(6)	Excluding employees of our subsidiaries.
(7)	Includes subscribers of KT Freetel and resale subscribers of KT Corporation. As of December 31, 2003, KT Freetel had approximately 8.9 million subscribers and KT Corporation had approximately 1.6 million subscribers. As of June 30, 2004, KT Freetel had approximately 9.6 million subscribers and KT Corporation had approximately 2.3 million subscribers.

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Operating Results

Operating Revenues

The following table shows a breakdown of our operating revenues and each amount as a percentage of total operating revenues in the first six months of 2003 and 2004.

	For the Six Months Ended June 30,
	2003			2004
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Fixed-line telephone services:
Local service	(Won)	1,543	19.0%	(Won)	1,492	17.2%
Non-refundable telephone installation fees		75	0.9		43	0.5
Domestic long-distance service		478	5.9		447	5.1
International long-distance service		248	3.1		223	2.6
Land-to-mobile interconnection		1,082	13.3		952	11.0

Sub-total		3,426	42.2		3,157	36.4

Internet services		1,141	14.1		1,295	14.9
Data communication services		560	6.9		495	5.7
PCS services		2,026	25.0		2,268	26.1
Sales of goods		594	7.3		1,090	12.5
Satellite services		61	0.7		61	0.7
Other services		309	3.8		318	3.7

Total operating revenues	(Won)	8,116	100.0%	(Won)	8,686	100.0%

We have two reportable operating segments – a wireline communications segment and a PCS services (including IMT-2000 services) segment. The wireline communications segment includes all services provided to fixed-line customers, including local, domestic long-distance and international long-distance telephone service, interconnection services, and business and data communications services, including broadband Internet access service and leased-line service. The PCS services segment includes PCS services (including sales of PCS handsets) and IMT-2000 services. Our operations such as submarine cable construction and management of group telephone networks that are provided by some of our consolidated subsidiaries are included in the “Miscellaneous” segment under Note 28 of Notes to Consolidated Financial Statements. The revenues from the “Miscellaneous” segment are included in “Other” in the above table. The discussion of our segment information below is on a pre-consolidation basis.

Our operating revenues in the first six months of 2004 were Won 8,686 billion, representing a 7.0% increase from operating revenues of Won 8,116 billion in the corresponding period in 2003. The increase in operating revenues was due primarily to (1) an 83.5% increase in sales of PCS handsets to Won 1,090 billion in the first six months of 2004 from Won 594 billion in the corresponding period in 2003, (2) an 11.9% increase in our PCS service revenues to Won 2,268 billion in the first six months of 2004 from Won 2,026 billion in the corresponding period in 2003 and (3) a 13.5% increase in Internet service revenues from Won 1,295 billion in the first six months of 2004 from Won 1,141 billion in the corresponding period in 2003. These increases were partially offset by (1) a 12.0% decrease in land-to-mobile interconnection revenues to Won 952 billion in the first six months of 2004 from Won 1,082 billion in the corresponding period in 2003 and (2) a 3.3% decrease in local service revenues to Won 1,492 billion in the first six months of 2004 from Won 1,543 billion in the corresponding period in 2003.

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The 83.5% increase in sales of PCS handsets resulted primarily from sales to former subscribers of SK Telecom who have elected to switch their mobile service provider to KT Freetel. In January 2003, the Ministry of Information and Communication announced its plan to implement mobile number portability, which would allow mobile telephone service subscribers to switch their mobile service provider while retaining the same mobile phone number. However, subscribers who switch operators may be required to purchase a new handset, as SK Telecom is a cellular service provider while Freetel and LG Telecom are PCS service providers. Mobile number portability has been allowed to subscribers of SK Telecom starting in January 2004 and to subscribers of KT Freetel starting in July 2004 and will be allowed to subscribers of LG Telecom starting January 2005. The 11.9% increase in our PCS service revenues resulted primarily from an increase in the number of PCS service subscribers resulting from mobile number portability and, to a lesser extent, an increase in the average monthly revenue per subscriber. The number of PCS service subscribers, including the resale subscribers of KT Corporation, increased to 11.9 million as of June 30, 2004 from 10.5 million as of June 30, 2003. The average monthly revenue per subscriber of KT Freetel increased by 2.0% to Won 31,358 in the first six months of 2004 compared to Won 30,748 in the corresponding period in 2003, primarily as a result of addition of high-volume mobile service users of SK Telecom who have elected to switch their mobile service provider to KT Freetel. The 13.5% increase in revenues from Internet services, which consist of broadband Internet access services and other Internet-related services, resulted primarily from an increase in the number of our broadband Internet subscribers to 5.9 million as of June 30, 2004 from 5.4 million as of June 30, 2003, as well as an increase in the number of our wireless LAN Internet access services and a general increase in usage of our other Internet-related value added services.

Following the implementation of mobile number portability, approximately 941 thousand of SK Telecom’s subscribers switched to KT Freetel in the first eight months of 2004 and approximately 297 thousand and approximately 114 thousand of KT Freetel’s subscribers switched to its competitors in July 2004 and August 2004, respectively. As a result of the implementation of mobile number portability to KT Freetel starting in July 2004, the number of KT Freetel’s PCS service subscribers, including the resale subscribers of KT Corporation, decreased to 11.6 million as of August 31, 2004 from 11.9 million as of June 30, 2004. We expect additional subscribers of KT Freetel to switch to its competitors and additional subscribers of its competitors to switch to KT Freetel in the future.

The 12.0% decrease in land-to-mobile interconnection revenues was primarily due to a decrease in the interconnection usage charge per ten seconds to Won 14.83 from Won 15.63 on July 1, 2003 that are collected from a landline user for a call initiated by a landline user to a mobile service subscriber, as well as a decrease in the volume of such calls. The 3.3% decrease in local service revenues was primarily due to a decrease in the number of lines in service in the first six months of 2004 compared to the corresponding period in 2003, as well as a decrease in the volume of local fixed-line calls resulting from higher volume of mobile-to-mobile calls. The number of lines in service decreased to 21,443 thousand as of June 30, 2004 from 22,348 thousand as of June 30, 2003.

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Operating Expenses

Our operating expenses in the first six months of 2004 were Won 7,279 billion, representing a 12.6% increase from Won 6,462 billion in the corresponding period in 2003. The following table shows a breakdown of our operating expenses and each amount as a percentage of total operating revenues in the first six months of 2003 and 2004.

	For the Six Months Ended June 30,
	2003			2004
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Depreciation and amortization	(Won)	1,729	21.3%	(Won)	1,848	21.3%
Salaries and related costs		1,486	18.3		1,390	16.0
Other operating and maintenance expenses		3,247	40.0		4,041	46.5

Total operating expenses	(Won)	6,462	79.6%	(Won)	7,279	83.8%

Wireline Communications. Operating expenses increased by 3.2% to Won 4,728 billion in the first six months of 2004 compared to Won 4,583 billion in the corresponding period in 2003.

PCS Service. Operating expenses increased by 31.1% to Won 2,728 billion in the first six months of 2004 compared to Won 2,081 billion in the corresponding period in 2003.

The following is a discussion of the principal components of our operating expenses.

Depreciation and Amortization

Depreciation and amortization expense increased by 6.9% to Won 1,848 billion in the first six months of 2004 compared to Won 1,729 billion in the corresponding period in 2003, due primarily to an increase in capital expenditures at KT Freetel to enhance and expand its 1xEV-DO network.

Wireline Communications. Depreciation and amortization expense decreased by 4.2% to Won 1,103 billion in the first six months of 2004 compared to Won 1,151 billion in the corresponding period in 2003, due primarily to a decrease in capital expenditures in the last several years.

PCS Service. Depreciation and amortization expense increased by 31.9% to Won 534 billion in the first six months of 2004 compared to Won 405 billion in the corresponding period in 2003, due primarily to the reason expressed above.

Salaries and Related Costs

Salaries and related costs decreased by 6.5% to Won 1,390 billion in the first six months of 2004 compared to Won 1,486 billion in the corresponding period in 2003, due primarily to a 8.2% decrease in salaries and wages resulting from a voluntary early retirement program in September 2003, which resulted in a reduction of 5,497 employees. The following table shows a breakdown of our salaries and related costs and each amount as a percentage of total operating revenues in the first six months of 2003 and 2004.

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	For the Six Months Ended June 30,
	2003			2004
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Salaries and wages	(Won)	1,059	13.1%	(Won)	972	11.2%
Employee benefits		285	3.5		251	2.9
Provisions for retirement and severance benefits, including early retirement payments		142	1.7		168	1.9

Total salaries and related costs	(Won)	1,486	18.3%	(Won)	1,390	16.0%

Wireline Communications. Salaries and related costs decreased by 10.9% to Won 1,169 billion in the first six months of 2004 compared to Won 1,312 billion in the corresponding period in 2003. The number of employees at KT Corporation decreased by 13.1% to 38,073 as of June 30, 2004 compared to 43,806 as of June 30, 2003.

PCS Service. Salaries and related costs decreased by 1.0% to Won 100 billion in the first six months of 2004 compared to Won 101 billion in the corresponding period in 2003. The number of employees at KT Freetel decreased by 1.0% to 2,454 as of June 30, 2004 compared to 2,468 as of June 30, 2003.

Other Operating and Maintenance Expenses

The following table shows a breakdown of our other operating and maintenance expenses and each amount as a percentage of total operating revenues in the first six months of 2003 and 2004.

	For the Six Months Ended June 30,
	2003			2004
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Cost of goods sold	(Won)	545	6.7%	(Won)	1,105	12.7%
Promotion expenses and commissions to sales agents		426	5.2		729	8.4
Commissions		474	5.9		502	5.8
Interconnection charges		562	6.9		433	5.0
Repairs and maintenance		158	2.0		225	2.6
Cost of services (commissions for system integration services and miscellaneous services)		277	3.4		200	2.3
Advertising		137	1.7		150	1.7
Provision for doubtful accounts		139	1.7		112	1.3
Rent		92	1.1		119	1.4
Research and development		118	1.5		108	1.2
Others		318	3.9		358	4.1

Total other operating and maintenance expenses	(Won)	3,247	40.0%	(Won)	4,041	46.5%

Other operating and maintenance expenses in the first six months of 2004 were Won 4,041 billion, representing a 24.5% increase from Won 3,247 billion in the corresponding period in 2003. Operating and maintenance expenses increased as a 102.8% increase in cost of goods sold and a 71.1% increase in promotion expenses and commissions to sales agents more than offset a 23.0% decrease in interconnection charges and a 27.8% decrease in cost of services (commissions for system integration services and miscellaneous services) during these periods.

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Cost of goods sold, which are primarily costs of handsets sold to PCS service subscribers, increased by Won 560 billion in the first six months of 2004 compared to the corresponding period in 2003 as a result of an increase in sales of PCS handsets primarily from sales to former subscribers of SK Telecom who have elected to switch their mobile service provider to KT Freetel. Promotion expenses and commissions to sales agents also increased by Won 303 billion in the first six months of 2004 compared to the corresponding period in 2003 as a result of an increase in promotional activities to solicit SK Telecom subscribers to switch to KT Freetel and a corresponding increase in the number of KT Freetel’s subscribers in the first six months of 2004.

Interconnection charges paid to mobile service providers decreased by Won 129 billion in the first six months of 2004 compared to the corresponding period in 2003, primarily as a result of a decrease in the interconnection charges we pay per minute (exclusive of value-added taxes) to cellular and PCS operators for landline to mobile calls of Won 41.0 to Won 52.9 in the first six months of 2004 from Won 45.7 to Won 59.0 in the corresponding period in 2003, as well as a decrease in the volume of such calls. Cost of services decreased by Won 77 billion in the first six months of 2004 compared to the corresponding period in 2003, primarily as a result of a decrease in the volume of our system integration services.

Wireline Communications. Other operating and maintenance expenses increased by 15.8% to Won 2,456 billion in the first six months of 2004 compared to Won 2,120 billion in the corresponding period in 2003.

PCS Service. Other operating and maintenance expenses increased by 32.9% to Won 2,094 billion in the first six months of 2004 compared to Won 1,575 billion in the corresponding period in 2003.

Operating Income

As a result of the above factors, our operating income in the first six months of 2004 was Won 1,407 billion, representing a 14.9% decrease from Won 1,653 billion in the corresponding period in 2003. Our operating margin decreased to 16.2% in the first six months of 2004 from 20.4% in the corresponding period in 2003.

Wireline Communications. Operating income decreased by 0.5% to Won 1,329 billion in the first six months of 2004 compared to Won 1,336 billion in the corresponding period in 2003 due to a 3.2% increase in operating expenses which more than offset a 2.3% increase in operating revenues. Operating margin decreased to 21.9% in the first six months of 2004 from 22.6% in the corresponding period in 2003.

PCS Service. Operating income decreased by 49.8% to Won 206 billion in the first six months of 2004 compared to Won 411 billion in the corresponding period in 2003 due to a 31.1% increase in operating expenses which more than offset a 17.7% increase in operating revenues. Operating margin decreased to 7.0% in the first six months of 2004 from 16.5% in the corresponding period in 2003.

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Income Taxes

Income taxes in the first six months of 2004 were Won 320 billion compared to Won 685 billion in the corresponding period in 2003. We concluded that it was not probable that we would be able to realize the tax benefits of our equity in losses of affiliates and, as a result, wrote off deferred income tax assets in the amount of Won 90 billion in the first six months of 2004 and Won 123 billion in the corresponding period in 2003. The effective tax rates, after adjustments of certain differences between amounts reported for financial accounting and income tax purposes, were approximately 33.5% in the first six months of 2004 compared to 33.4% in the corresponding period in 2003. See Note 25 of Notes to Consolidated Financial Statements.

In addition to the above income taxes, we received a preliminary notice from the National Tax Service in April 2004 of an additional assessment of Won 74 billion, and we are currently appealing such ruling. Primarily as a result of the ongoing audit by the National Tax Service, we recognized additional net payment of prior year’s income tax of Won 45 billion in the first six months of 2004 compared to the prior year’s net income tax refund of Won 1 billion in the corresponding period in 2003. See Note 25 of Notes to Consolidated Financial Statements.

Wireline Communications. Income taxes decreased by 52.1% to Won 308 billion in the first six months of 2004 compared to Won 643 billion in the corresponding period in 2003 due primarily to a decrease in earnings before income taxes.

PCS Service. Income taxes decreased by 74.3% to Won 9 billion in the first six months of 2004 compared to Won 35 billion in the corresponding period in 2003 due primarily to a decrease in earnings before income taxes by KT Freetel. Income taxes in these periods also included tax credits from accumulated loss carried forward from KTM.com which existed before KTM.com’s merger into KT Freetel. However, KT Freetel concluded that it is not probable that the tax benefit of the loss carryforward generated by KTM.com can be realized in future years and did not recognize a deferred income tax asset related to KTM.com’s remaining loss carryforwards of Won 197 billion as of June 30, 2004 which will be expired through 2005. See Note 25 of Notes to Consolidated Financial Statements.

Net Earnings

Our net earnings in the first six months of 2004 were Won 582 billion, compared to Won 1,228 billion in the corresponding period in 2003. The 52.6% decrease in our net earnings was primarily attributable to:

•	a 14.9% decrease in our operating income described above;

•	a 97.8% decrease in net gain on disposition of investment securities of Won 17 billion in the first six months of 2004 compared to Won 776 billion in the corresponding period in 2003, which gain in the first half of 2003 was due primarily to a gain of Won 775 billion from our exchange of 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock and cash of Won 123 billion in January 2003; and

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•	an additional payment of prior year’s income tax of Won 45 billion in the first six months of 2004 resulting from an ongoing audit by the National Tax Service described above.

These factors more than offset the impact of:

•	a more than seven-fold increase in net foreign currency transaction and translation gain to Won 69 billion in the first six months of 2004 compared to Won 8 billion in the corresponding period in 2003, primarily as a result of a relatively greater appreciation of the Won against the U.S. dollar in the first six months of 2004 compared to the corresponding period in 2003;

•	a 9.7% decrease in interest expense to Won 329 billion in the first six months of 2004 compared to Won 364 billion in the corresponding period in 2003, primarily as a result of a general decrease in interest rates in Korea and the appreciation of the Won against the U.S. dollar in the first six months of 2004 which more than offset an increase in our average balance of debt.

Wireline Communications. Net earnings decreased by 55.4% to Won 555 billion in the first six months of 2004 compared to Won 1,245 billion in the corresponding period in 2003.

PCS Service. Net earnings decreased by 59.8% to Won 92 billion in the first six months of 2004 compared to Won 229 billion in the corresponding period in 2003.

Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2003		2004
	(In billions of Won) (Unaudited)
Net cash provided by operating activities	(Won)	1,631	(Won)	2,250
Net cash provided by (used in) investing activities		478		(1,853)
Net cash provided by (used in) financing activities		(2,043)		416
Cash and cash equivalents at beginning of period		1,087		761
Cash and cash equivalents at end of period		1,183		1,573
Net increase in cash and cash equivalents		97		812

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of long-term debt. In recent years, we have also used cash for acquisition of treasury shares, dividend payment and payment of retirement and severance benefits for early retirement plans. From time to time, we may also require capital for investments involving acquisitions and strategic relationships.

Net cash provided by investing activities was Won 478 billion in the first six months of 2003 and net cash used in investing activities was Won 1,853 billion in the first six months of

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2004. These amounts included purchases of property, plant and equipment of Won 1,124 billion in the first six months of 2003 and Won 1,340 billion in the corresponding period in 2004. We also recorded a decrease in short-term financial instruments of Won 529 billion in the first six months of 2003 but recorded an increase in short-term financial instruments of Won 624 billion in the corresponding period in 2004.

In our financing activities, we used cash of Won 990 billion in the first six months of 2003 and Won 1,452 billion in the corresponding period in 2004 for repayment of outstanding long-term debt. In addition, we recorded net decrease in short-term borrowings of Won 730 billion in the first six months of 2003 and net increase in short-term borrowings of Won 63 billion in the corresponding period in 2004. We also used cash of Won 213 billion in the first six months of 2003 and Won 472 billion in the corresponding period in 2004 for payment of dividends. On August 13, 2004, we paid additional interim dividends of Won 211 billion.

We anticipate that capital expenditures and repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for investments involving acquisitions and strategic relationships, as well as funds to pay cash in dollars the aggregate market values of our common shares deliverable upon conversion of 0.25% convertible notes due 2007 to satisfy their conversion right if such conversion may be effectively prohibited due to their violation of the 49% foreign ownership limitation under the Telecommunications Business Law. Holders of the 0.25% convertible notes due 2007 have the option to redeem the notes on January 4, 2005 at 100% of their principal amount of approximately $1,126 million, plus any accrued and unpaid interest to the redemption date. If holders elect to exercise their option, we will be required to expend funds to pay such amounts in dollars. Although no amounts under the stock buyback and retirement programs are outstanding as of June 30, 2004, we may also purchase additional treasury shares from the market for retirement in the future.

Our total capital expenditures are estimated to be approximately Won 1,760 billion in the second half of 2004. We compete in the telecommunications sector which is rapidly evolving. We also face increasing competition from new entrants to the market. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. As of June 30, 2004, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements.

The following table sets forth selected information regarding our contractual obligations to make future payments as of June 30, 2004.

	Payments due by period
Contractual obligations (1)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in billions of Won)
Long-term debt (including current portion of long-term debt)	12,189	3,265	4,452	1,830	2,642
Capital lease obligations	10	2	4	4	—
Other long-term liabilities reflected on our balance sheet	650	—	90	240	320

Total	12,849	3,267	4,546	2,074	2,962

(1)	Contractual obligations represent on-balance sheet contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and payments for customer call bonus points, which do not have definitive payment schedules.

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In addition, we have entered into off-balance sheet operating lease agreements for certain machinery and equipment that will require capital resources. See Note 22(i)(i) of Notes to Consolidated Financial Statements included herein. Future lease payments under these operating leases as of June 30, 2004 are as follows:

Fiscal period ending June 30,	Amount of payments (in millions of Won)
2005	(Won)	67,839
2006		67,839
2007		36,402
2008		6,531
2009		6,531
Thereafter		26,121

Total		211,263

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Until 1997, additional working capital and other requirements had been met primarily by increases in non-interest-bearing refundable deposits for telephone installation, although as a result of a recent decline in these deposits, short-term and long-term debt and equity financings have increasingly become important sources of cash. Net refundable deposits for telephone installation decreased by Won 205 billion in the first six months of 2003 and Won 79 billion in the first six months of 2004. Accordingly, refundable deposits for telephone installation decreased by 6.4% from Won 1,227 billion as of December 31, 2003 to Won 1,149 billion as of June 30, 2004.

Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net earnings before depreciation and amortization were Won 2,956 billion in the first six months of 2003 and 2,430 billion in the corresponding period in 2004.

Cash proceeds from long-term debt were Won 601 billion in the first six months of 2003 and Won 2,448 billion in the corresponding period in 2004. Total long-term debt, including the current portion, was Won 11,222 billion as of December 31, 2003 and Won 12,177 billion as of June 30, 2004. The sources of such proceeds from long-term debt included the issuance of Won-denominated bonds in Korea, as well as issuance of notes pursuant to our $1 billion Medium

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Term Notes Program established in June 2004. We issued $600 million notes due 2014 under the Medium Term Notes Program on June 24, 2004 and issued additional $100 million notes due 2034 on September 7, 2004. In the second half of 2004, we plan to incur additional long-term debt, depending on market conditions.

In recent years, KT Freetel has also begun utilizing off-balance financing arrangements to supplement the primary sources of financing discussed above. See Note 22(h) of Notes to Consolidated Financial Statements included herein.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and other financial markets, prevailing interest rates, our credit rating and the Government of Korea’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources which are sufficient for our unanticipated needs.

Our total shareholders’ equity increased from Won 8,397 billion as of December 31, 2003 to Won 8,492 billion as of June 30, 2004.

Liquidity

We had a working capital (current assets minus current liabilities) deficit of Won 1,184 billion as of December 31, 2003 and a working capital deficit of Won 796 billion as of June 30, 2004. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31, 2003		As of June 30, 2004
	(In billions of Won) (Unaudited)
Cash and cash equivalents	(Won)	761	(Won)	1,573
Short-term financial instruments		61		685
Current portion of available-for-sale securities		287		313
Notes and accounts receivable – trade, net of allowance for doubtful accounts		2,647		3,038
Accounts receivable – other		323		288
Inventories		365		378

Our cash, cash equivalents and short-term financial instruments totaled Won 822 billion as of December 31, 2003 and Won 2,258 billion as of June 30, 2004. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months

12

are considered as cash equivalents. Short-term financial instruments primarily consist of time and installment savings within maturities between four to twelve months. The increase in cash, cash equivalents and short-term financial instruments in the first six months of 2004 resulted primarily from cash proceeds from issuance of long-term debt and our net purchase of short-term financial instruments.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31, 2003		As of June 30, 2004
	(In billions of Won) (Unaudited)
Notes and accounts payable – trade	(Won)	1,023	(Won)	893
Short-term borrowings		632		695
Current portion of long-term debt		2,173		3,304
Accounts payable – other		1,233		1,248

As of June 30, 2004, we had total available credit lines of approximately Won 441 billion, none of which had been used as of that date. The credit lines permit drawings at an interest rate of approximately 5.8%. In addition, the unused portion of the Medium Term Note Program amounted to $300 million as of September 7, 2004.

U.S. GAAP Reconciliation

In the first six months of 2003, we recorded net earnings of Won 1,364 billion under U.S. GAAP compared to net earnings of Won 1,228 billion under Korean GAAP, primarily because of differences in the treatment of (1) deferred income tax methodology and (2) reversal of goodwill amortization, which more than offset the effect of differences in the treatment of (1) depreciation and (2) equity-linked securities. In the first six months of 2004, we recorded net earnings of Won 740 billion under U.S. GAAP compared to net earnings of Won 582 billion under Korean GAAP, primarily because of differences in the treatment of (1) deferred income tax methodology, (2) reversal of goodwill amortization and (3) foreign currency translation of convertible notes, which more than offset the effect of differences in the treatment of depreciation.

Stockholders’ equity under U.S. GAAP is lower than under Korean GAAP by Won 2,507 billion and Won 2,290 billion at December 31, 2003 and June 30, 2004, respectively, primarily because of differences in the treatment of (1) minority interests and (2) impairment loss relating to equity investees, which more than offset (1) deferred tax effects of U.S. GAAP adjustments and (2) differences in the treatment of additional acquisitions of equity investees.

In addition, under U.S. GAAP, certain subsidiaries, including KT Freetel, would be accounted for under the equity method and would not be consolidated.

For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 34 of Notes to Consolidated Financial Statements included herein.

13

Market Risks

We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity-linked securities. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by senior management. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments only for hedging purposes. However, derivative contracts not meeting all of the requirements for hedging accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

Exchange Rate Risk

Substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, mostly in dollars, relate primarily to payments of foreign currency denominated debt, net settlements paid to foreign telecommunication carriers and for equipment purchased from foreign suppliers.

We entered into two currency swap contracts for principal and interest denominated in Won in place of principal and interest of long-term debt denominated in dollars in June 2003. See Note 22(d) of Notes to Consolidated Financial Statements for details of currency swap contracts outstanding as of June 30, 2004. Under these currency swap contracts, we recognized a valuation loss of Won 10 billion in the first six months of 2004.

We also entered into five interest currency swap contracts with financial institutions in October 2003 and two additional interest currency swap contracts in June 2004. See Note 22(e) of Notes to Consolidated Financial Statements for details of interest currency swap contracts outstanding as of June 30, 2004. Under these interest currency swap contracts, we recognized a valuation loss of Won 19 billion in the first six months of 2004.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed rate nature. In order to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt, we use, to a limited extent, interest rate swap contracts and interest rate swaption contracts, as well as interest currency swap contracts described above.

In 2002 and 2003, we entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest. See Note 22(c) of Notes to Consolidated Financial Statements for details of interest rate swap contracts outstanding as of June 30, 2004. Under these interest rate swap contracts, we recognized a valuation loss of Won 11 billion and a valuation gain of Won 2 billion in the first six months of 2004.

14

In 2002, we entered into one interest rate “swaption” contract, which is a derivative instrument featuring an option to require delivery of a swap contract, for variable interest in place of fixed interest for the purpose of managing interest rate exposure. Under this interest rate swaption contract, we recognized a valuation loss of Won 291 million in the first six months of 2004. See Note 22(b) of Notes to Consolidated Financial Statements for details of interest rate swaption contract.

15

KT CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

(Unaudited)

June 30, 2003 and 2004

(With Independent Registered Public Accounting Firm’s Report Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KT Corporation:

We have reviewed the accompanying consolidated balance sheet of KT Corporation and subsidiaries (the “Company”) as of June 30, 2004, and the related consolidated statements of earnings and retained earnings and cash flows for the three-month and six-month periods ended June 30, 2003 and 2004, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We were furnished with the report of other accountants on their reviews of the interim financial information of KT Freetel Co., Ltd. (“KTF”), whose total assets as of June 30, 2003 and 2004, and whose revenues for the three-month and six-month periods then ended, constituted 29.7%, 29.5%, 27.9%, 30.2%, 27.2% and 30.2%, respectively, of the related consolidated totals.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by Securities and Futures Commission of the Republic of Korea, and the Standards of the Public Company Accounting Oversight Board (United States). A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit conducted in accordance with the Auditing Standards as established by the Financial Supervisory Commission of the Republic of Korea and the Standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the report of the other accountants, nothing has come to our attention that causes us to believe that the consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with the accounting principles generally accepted in the Republic of Korea.

The consolidated balance sheet as of December 31, 2003, and the related consolidated statements of earnings and retained earnings and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 13, 2004 expressed an unqualified opinion. We did not audit the financial statements of KTF, a 46.9% owned subsidiary at December 31, 2003 as of and for the year ended December 31, 2003. The financial statements of KTF, which are included in the consolidated financial statements of the Company, reflect total combined assets constituting 29.1% as of December 31, 2003 and total revenues constituting 28.1% for the year ended December 31, 2003, of the related consolidated totals. The financial statements of KTF were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for KTF, is based solely on the report of the other auditors. The accompanying consolidated balance sheet as of December 31, 2003, presented for comparative purposes, is not different from the above-stated audited consolidated balance sheet in all material respects.

The accompanying consolidated financial statements as of and for the six-month period ended June 30, 2004 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 3 to the consolidated financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented Note 34 to the consolidated financial statements.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 9, 2004

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2003 and June 30, 2004

(Unaudited)

(In millions of Won and U.S. dollars)

	2003		2004	2004 (note 3)
Assets

Current assets:
Cash and cash equivalents (notes 4 and 5)	(Won)	760,868	1,573,233	$1,360.9
Short-term financial instruments (note 5)		60,899	685,178	592.7
Current portion of investment securities (note 8):
Trading securities		52,397	34,426	29.8
Available-for-sale securities		286,757	312,676	270.5
Held-to-maturity securities		5,712	1,026	0.9
Notes and accounts receivable – trade, less allowance for doubtful accounts of (Won)646,273 in 2003 and (Won)708,129 in 2004 (note 2)		2,647,379	3,037,518	2,627.6
Accounts receivable – other		323,042	287,668	248.8
Inventories (note 6)		364,833	377,719	326.7
Other current assets (note 7)		230,044	303,584	262.6

Total current assets		4,731,931	6,613,028	5,720.5

Investment securities :
Available-for-sale securities (note 8)		260,642	264,045	228.4
Held-to-maturity securities (note 8)		111,409	60,737	52.5
Equity securities of affiliates (note 9)		140,790	112,320	97.2

Total investment securities		512,841	437,102	378.1

Property, plant and equipment (notes 10 and 22):
Land		1,154,955	1,162,140	1,005.3
Buildings and structures		4,282,494	4,435,656	3,837.1
Machinery and equipment		34,731,446	34,924,430	30,211.4
Vehicles		82,911	88,025	76.1
Tools, furniture and fixtures		2,005,812	2,110,390	1,825.6
Construction in progress		750,267	762,338	659.5

		43,007,885	43,482,979	37,615.0

Less accumulated depreciation		(26,633,942)	(27,476,393)	(23,768.5)

Net property, plant and equipment		16,373,943	16,006,586	13,846.5

Other assets (notes 5, 11 and 25)		3,937,960	3,905,504	3,378.5

	(Won)	25,556,675	26,962,220	$23,323.6

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

December 31, 2003 and June 30, 2004

(Unaudited)

(In millions of Won and U.S. dollars, except share data)

	2003		2004	2004 (note 3)
Liabilities and Stockholders’ Equity

Current liabilities:
Notes and accounts payable – trade	(Won)	1,022,805	893,243	$772.7
Short-term borrowings (note 12)		631,689	694,901	601.1
Current portion of long-term debt (note 14)		2,172,510	3,303,559	2,857.8
Accounts payable – other		1,233,422	1,248,341	1,079.9
Advance receipts from customers		103,139	109,761	94.9
Accrued expenses		252,841	408,122	353.0
Withholdings		147,233	185,050	160.1
Income taxes payable		219,348	399,916	345.9
Other current liabilities (notes 13 and 22)		132,614	166,071	143.5

Total current liabilities		5,915,601	7,408,964	6,408.9

Long-term debt, excluding current portion (note 14)		9,049,748	8,873,467	7,676.0
Refundable deposits for telephone installation (note 15)		1,227,355	1,148,400	993.5
Retirement and severance benefits, net of cumulative transfers to National Pension Fund and deposit for severance benefit insurance (note 16)		245,878	347,488	300.6
Long-term accounts payable – other (note 11)		572,606	535,625	463.4
Other long-term liabilities (note 17)		148,867	156,016	135.0

Total liabilities		17,160,055	18,469,960	15,977.4

Stockholders’ equity (note 18):
Common stock of (Won)5,000 par value:
Authorized – 1,000,000,000 shares
Issued – 284,849,400 shares in 2003 and 2004		1,560,998	1,560,998	1,350.3
Capital surplus (note 19)		1,308,612	1,298,279	1,123.1
Retained earnings:
Appropriated (note 20)		8,025,854	5,431,862	4,698.8
Unappropriated (deficit)		(342,554)	2,411,692	2,086.3

		7,683,300	7,843,554	6,785.1

Capital adjustments:
Treasury stock (note 21)		(3,962,598)	(3,962,570)	(3,427.8)
Loss on retirement of treasury stock		(16,391)	(16,388)	(14.2)
Foreign-based operations translation adjustment		(5,859)	(4,482)	(3.9)
Unrealized gains (losses) on available-for-sale securities (note 8)		(24,799)	7,611	6.6
Unrealized losses on equity securities of affiliates (note 9)		(2,691)	(4,160)	(3.6)
Stock options (note 27)		6,745	8,649	7.5

		(4,005,593)	(3,971,340)	(3,435.4)

Minority interest in consolidated subsidiaries		1,849,303	1,760,769	1,523.1

Total stockholders’ equity		8,396,620	8,492,260	7,346.2

Commitments and contingencies (note 22)

	(Won)	25,556,675	26,962,220	$23,323.6

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings and Retained Earnings

For the three and six-month periods ended June 30, 2003 and 2004

(Unaudited)

(In millions of Won and U.S. dollars, except earnings per share)

	2003			2004		2004
	three-month period		six-month period	three-month period	six-month period	six-month period (note 3)
Operating revenues (note 23)	(Won)	4,092,245	8,115,529	4,356,896	8,686,142	$7,513.9
Operating expenses (note 24)		3,310,575	6,462,490	3,767,221	7,279,255	6,296.9

Operating income		781,670	1,653,039	589,675	1,406,887	1,217.0

Other income (expense):
Interest income		21,451	62,847	22,314	41,843	36.2
Interest expense		(177,460)	(364,210)	(164,396)	(328,976)	(284.6)
Equity in losses of affiliates, net (note 9)		(6,721)	(12,041)	(10,906)	(26,694)	(23.1)
Foreign currency transaction and translation gain, net		66,411	8,160	9,543	68,884	59.6
Loss on disposition of property, plant and equipment, net		(38,351)	(68,665)	(43,962)	(52,722)	(45.6)
Gain (loss) on disposition of available-for-sale securities, net (note 8)		2,003	775,906	(12,330)	17,014	14.7
Impairment loss on available-for-sale securities (note 8)		—	(3,179)	(13,951)	(28,424)	(24.6)
Impairment loss on held-to-maturity securities (note 8)		—	—	(8,478)	(17,331)	(15.0)
Contributions received for losses on universal telecommunications services (note 31)		19,603	26,618	7,119	11,385	9.8
Prior year’s income tax refund (additional payment), net		—	1,437	—	(44,921)	(38.9)
Contribution payments for research and development and donations (note 30)		(49,336)	(91,069)	(18,594)	(63,244)	(54.7)
Other, net		41,554	58,530	(34,441)	(29,776)	(25.6)

		(120,846)	394,334	(268,082)	(452,962)	(391.8)

Earnings before income taxes and minority interest		660,824	2,047,373	321,593	953,925	825.2

Income taxes (note 25)		292,567	684,533	82,915	319,632	276.5

Earnings before minority interest		368,257	1,362,840	238,678	634,293	548.7

Minority interest in earnings of consolidated subsidiaries, net		(78,333)	(135,155)	(18,894)	(52,523)	(45.4)

Net earnings	(Won)	289,924	1,227,685	219,784	581,770	$503.3

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings and Retained Earnings, Continued

For the three and six-month periods ended June 30, 2003 and 2004

(Unaudited)

(In millions of Won and U.S. dollars, except earnings per share)

	2003			2004		2004
	three-month period		six-month period	three-month period	six-month period	six-month period (note 3)
Retained earnings at beginning of the period	(Won)	8,211,276	8,274,482	7,623,770	7,683,300	6,646.4
Cumulative effect of accounting change		(116)	(1,530)	—	—	—
Retirement of treasury stock (notes 18 and 21)		(138,069)	(924,735)	—	—	—
Dividends		—	(212,887)	—	(421,516)	(364.6)

Retained earnings at end of the period	(Won)	8,363,015	8,363,015	7,843,554	7,843,554	$6,785.1

Basic earnings per share of common stock in won and U.S. dollars (note 26)	(Won)	1,340	5,637	1,043	2,760	$2.39

Diluted earnings per share of common stock in won and U.S. dollars (note 26)	(Won)	1,147	4,724	905	2,364	$2.04

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the three and six-month periods ended June 30, 2003 and 2004

(Unaudited)

(In millions of Won and U.S. dollars)

	2003			2004		2004
	three-month period		six-month period	three-month period	six-month period	six-month period (note 3)
Cash flows from operating activities:
Net earnings	(Won)	289,924	1,227,685	219,784	581,770	$503.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		789,664	1,550,390	796,750	1,614,941	1,397.0
Amortization		88,394	178,139	117,797	233,520	202.0
Provision for doubtful notes and accounts receivable – trade		76,973	138,682	59,729	111,647	96.6
Provision for retirement and severance benefits		60,926	142,210	89,879	167,625	145.0
Equity in losses of affiliates		6,721	12,041	10,906	26,694	23.1
Loss on disposition of property, plant and equipment		38,351	68,665	43,962	52,722	45.6
Gain on foreign currency translation, net		(65,773)	(7,402)	(4,076)	(65,171)	(56.4)
Loss (gain) on disposition of available-for-sale securities, net		(2,003)	(775,906)	12,330	(17,014)	(14.7)
Impairment loss on held-to-maturity securities		—	3,179	13,951	28,424	24.6
Deferred income tax expense (benefit)		85,867	42,275	8,477	(13,124)	(11.4)
Minority interest in earnings of consolidated subsidiaries		78,333	135,155	18,894	52,523	45.4
Changes in assets and liabilities:
Notes and accounts receivable – trade		(46,085)	(203,418)	(83,982)	(467,171)	(404.1)
Accounts receivable – other		(26,587)	(5,672)	(19,619)	19,964	17.3
Inventories		(48,347)	(58,300)	(48,585)	(19,124)	(16.5)
Notes and accounts payable – trade		(87,535)	(345,511)	17,780	(121,881)	(105.4)
Accounts payable – other		(300,263)	(702,106)	121,826	15,528	13.4
Advance receipts from customers		21,592	(32,356)	1,156	6,622	5.7
Long-term accounts receivable – trade		(57,969)	(104,659)	(173,083)	(232,772)	(201.4)
Accrued expenses		22,868	157,967	32,012	155,281	134.3
Withholdings		36,372	48,705	4,793	37,817	32.7
Income taxes payable		(37,455)	165,339	(14,808)	180,567	156.2
Payment of retirement and severance benefits		(25,898)	(42,677)	(60,645)	(63,941)	(55.3)
Severance benefits insurance deposit		(24)	(873)	1,240	(2,225)	(1.9)
Other, net		105,388	39,720	4,460	(33,218)	(28.6)

Net cash provided by operating activities		1,003,434	1,631,272	1,170,928	2,250,004	1,946.5

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the three and six-month periods ended June 30, 2003 and 2004

(Unaudited)

(In millions of Won and U.S. dollars)

	2003			2004		2004
	three-month period		six-month period	three-month period	six-month period	six-month period (note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	(Won)	(725,324)	(1,123,911)	(797,924)	(1,339,669)	$(1,158.9)
Proceeds from sale of property, plant and equipment		15,312	79,198	22,741	31,746	27.5
Decrease in accounts receivable – other (notes 2 and 8)		238,965	450,833	—	—	—
Decrease (increase) in short-term financial instruments		289,752	529,313	(613,963)	(624,279)	(540.0)
Purchases of trading securities		(32,533)	(38,533)	(27,000)	(127,000)	(109.9)
Purchases of available-for-sale securities		(30,550)	(72,360)	(230,291)	(316,763)	(274.0)
Purchase of held-to-maturity securities		(421)	(6,444)	(37)	(37)	—
Purchases of equity securities of affiliates		—	(15,416)	—	—	—
Proceeds from sale of trading securities		20,146	407,647	70,184	144,962	125.4
Proceeds from sale of available-for-sale securities		3,667	120,373	140,522	306,614	265.2
Proceeds from held-to-maturity securities		2,810	25,695	6,176	12,842	11.1
Proceeds from sale of equity securities of affiliates		3,399	21,959	218	332	0.3
Other, net		83,685	99,784	52,677	58,041	50.2

Net cash provided by (used in) investing activities		(131,092)	478,138	(1,376,697)	(1,853,211)	(1,603.1)

Cash flows from financing activities:
Payment of dividends		(213,387)	(213,404)	(50,563)	(472,118)	(408.4)
Increase (decrease) in short-term borrowings, net		(460,364)	(730,369)	173,245	63,384	54.8
Repayment of long-term debt		(441,850)	(989,700)	(564,105)	(1,451,680)	(1,255.8)
Proceeds from issuance of long-term debt		459,633	600,749	1,259,354	2,447,693	2,117.4
Decrease in refundable deposits for telephone installation		(120,940)	(205,060)	(43,581)	(78,955)	(68.3)
Increase (decrease) in other long-term liabilities		(2,554)	(2,318)	4,297	4,056	3.5
Increase (decrease) in minority interest		703	(64,162)	396	396	0.3
Reacquisition of treasury stock		(138,069)	(138,483)	—	—	—
Reacquisition of treasury stock in consolidated subsidiaries		—	—	—	(97,529)	(84.4)
Acquisition of additional equity interest in consolidated subsidiaries		(99,972)	(300,838)	—	(476)	(0.4)
Other, net		13,126	825	34	801	0.7

Net cash provided by (used in) financing activities		(1,003,674)	(2,042,760)	779,077	415,572	359.4

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the three and six-month periods ended June 30, 2003 and 2004

(Unaudited)

(In millions of Won and U.S. dollars)

	2003			2004		2004
	three-month period		six-month period	three-month period	six-month period	six-month period (note 3)
Net increase in cash and cash equivalents from change of subsidiaries in consolidated financial statements	(Won)	—	29,862	—	—	$—

Net increase (decrease) in cash and cash equivalents		(131,332)	96,512	573,308	812,365	702.8
Cash and cash equivalents at beginning of period		1,314,533	1,086,689	999,925	760,868	658.1

Cash and cash equivalents at end of period	(Won)	1,183,201	1,183,201	1,573,233	1,573,233	$1,360.9

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2003 and 2004

(Unaudited)

(1)	Organization and Description of the Business

KT Corporation (“KT” or the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued additional shares of 24,282,195 on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposition of all of its equity interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection services provided by KT. Beginning in January 1998, KT is allowed to set its own rates for domestic long-distance service, international long-distance service and other services without approval from the MIC.

In recent years, KT has been subject to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a negative impact on KT’s telephone service revenues and profitability.

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been extracted from KT’s Korean language consolidated financial statements that were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The consolidated financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the consolidated financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying consolidated financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory consolidated financial statements, which management believes is not required for a fair presentation of KT’s financial position or results of operations, is not presented in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

Effective January 1, 2004, the Company adopted Statements of Korea Accounting Standards No. 10 “Inventories”, No. 12 “Construction – Type Contracts” and No. 13 “Troubled Debt Restructuring”. The adoption of these standards did not have a significant impact on accompanying consolidated financial statements.

The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2003 and June 30, 2004. Controlled subsidiaries include majority-owned entities by either the Company or a controlled subsidiary and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder. All significant intercompany balances and transactions have been eliminated in consolidation.

	Year of establishment	Year of obtaining control	Percentage ownership (%)
Subsidiary			2003	2004	Primary business
KT Powertel Co., Ltd. (“KTP”)	1985	1985	44.8	44.8	Trunk radio system business
KT Networks Corporation (“KTN”)	1986	1986	100.0	100.0	Group telephone management
KT Linkus Co., Ltd. (“KTL”)	1988	1988	93.8	93.8	Public telephone maintenance
KT Hitel Co., Ltd. (“KTH”)	1991	1992	65.9	65.9	Data communication
Korea Telecom America, Inc.	1993	1993	100.0	100.0	Foreign telecommunication business
Korea Telecom Philippines, Inc.	1994	1994	100.0	100.0	Foreign telecommunication business
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	36.9	36.9	Submarine cable construction and maintenance

KT Freetel Co., Ltd. (“KTF”)	1997	1997	46.9	48.1	PCS business
New Telephone Company Inc. (“NTC”)	1993	1998	72.5	72.5	Foreign telecommunication business
Korea Telecom Japan Co., Ltd.	1999	1999	100.0	100.0	Foreign telecommunication business
KTF Technologies Inc. (“KTFT”)*	2001	2002	57.4	70.8	PCS handset development
KT Commerce Inc. (“KTC”)**	2002	2002	100.0	100.0	B2C, B2B service
KT Rental Corp. (“KTR”)***	1999	2003	98.8	—	Rental service
KT China Co., Ltd. (“KTCC”)	2003	2003	100.0	100.0	Foreign telecommunication business

*	The 70.8% ownership percentage in KTFT represents the ownership of this entity by KTF.
**	The 100.0% ownership percentage in KTC represents the ownership of this entity by KT (19.0%) and KTH (81.0%).
***	The 98.8% ownership percentage in KTR represents the ownership of this entity by KTN.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

During the first half of 2004, KTF reacquired 4,796,200 shares of its common stock and retired these treasury shares amounting to (Won)96,765 million by a charge to its retained earnings. Accordingly, the Company’s equity interest in KTF increased to 48.1% as of June 30, 2004.

In June 2004, KTF purchased an additional 555,555 shares of KTFT for (Won)13,000 million. As a result, KTF’s equity ownership interest increased to 70.8% as of June 30, 2004.

In January 2004, KTN, a subsidiary of KT, purchased additional 1.2% of KTR shares, as a result, the Company’s equity ownership interest in KTR increased to 100.0%. In addition, KTR was merged into KTN on April 27, 2004.

As of June 30, 2004, KT has issued guarantees of consolidated subsidiaries’ indebtedness and contract performance as follows:

Subsidiary	Millions
KTSC	(Won)	50,030
NTC		6,915

	(Won)	56,945

Significant account balances which occurred in the normal course of business with subsidiaries (including affiliates) as of December 31, 2003 and June 30, 2004 are summarized as follows :

	Millions
Balance Sheet Items	2003		2004
Trade notes and accounts receivable	(Won)	43,876	70,856
Accounts receivable - other		19,179	18,454
Convertible notes of KTF		327,240	340,030
Refundable deposits for telephone installation		1,964	1,467
Trade accounts payable		238,825	269,216
Key money deposits		48,895	46,613
Other		2,090	2,465

Significant account balances which occurred in the normal course of business between consolidated subsidiaries as of December 31, 2003 and June 30, 2004 are summarized as follows :

				Millions
Transaction Parties		Transaction		2003		2004
KTFT	KTF	Sales / Purchase		(Won)	17,715	38,058
KTN	KTP	Sales / Purchase			35,999	75,207
KTP	KTH	Convertible notes	(*)		5,135	5,253
Other	Other	Sales / Purchase			2,483	6,297

(*)	KTH, a subsidiary of KT, holds the convertible notes issued by KTP.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

Significant transactions which occurred in the normal course of business with subsidiaries (including affiliates) for the three and six-month periods ended June 30, 2003 and 2004 are summarized as follows:

	Millions
	2003			2004
	three-month period		six-month period	three-month period	six-month period
Operating revenues	(Won)	130,740	269,845	185,605	341,389
Operating expenses		240,329	502,458	399,146	684,768
Contributions received for losses on universal telecommunication		10,184	39,728	7,642	17,500
Other income		2,644	5,380	2,883	6,039

Significant transactions which occurred in the normal course of business between consolidated subsidiaries for the three and six-month periods ended June 30, 2003 and 2004 are summarized as follows:

			Millions
			2003			2004
Transaction Parties		Transaction	three-month period		six-month period	three-month period	six-month period
KTFT	KTF	Sales / Purchase	(Won)	40,638	79,021	58,913	140,567
KTN	KTP	Sales / Purchase		—	—	24,915	51,520
Other	Other	Sales / Purchase		6,251	10,293	12,947	21,320

(b)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(d)	Allowance for Doubtful Accounts

Notes and trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes and accounts receivable. The Company determines the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(d)	Allowance for Doubtful Accounts, Continued

Changes in the allowances for doubtful accounts for the year ended December 31, 2003 and for the six-month period ended June 30, 2004 are summarized as follows:

	Millions
	2003		2004
Balance at beginning of period	(Won)	430,066	646,273
Increase due to the changes of consolidated subsidiaries		65	—
Provision		363,774	111,647
Write-offs		(147,632)	(49,791)

Balance at end of period	(Won)	646,273	708,129

(e)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. Effective January 1, 2004, the Company adopted Statement of Korea Accounting Standards No. 10 “Inventories”. Through 2003, a valuation loss incurred when the market value of inventory falls below its carrying amount was reported as non-operating expense. In 2004, in accordance with SKAS No. 10, the Company included inventory valuation losses in its cost of goods sold (“a component of operating expenses”). The Company recognized inventory valuation allowance of (Won)13,313 million included in cost of goods sold for the six-month period ended June 30, 2004. As allowed by this standard, the Company did not reclassify prior year balances because the amount was not material.

(f)	Investments in Securities

Investments in debt securities that the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Such determination should be reassessed at each balance sheet date.

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(f)	Investments in Securities, Continued

Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Beneficiary certificates which are securities indicating beneficiary right on certain investment securities held by the investment management companies are recorded at fair value as determined by the investment management companies.

Trading securities shall be classified as current assets, whereas available-for-sale securities and held-to-maturity securities shall be classified as long-term investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, shall be classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date shall be classified as current assets.

(g)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influences may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill or other intangibles is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill or other intangibles for impairment.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at the average rate and capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as a capital adjustment.

Under the equity method of accounting, the Company does not record its share of losses of an affiliate or subsidiary not consolidated when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property, plant and equipment contributed by the Government on January 1, 1982 were stated at net revalued amounts.

Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles, and the assets of some subsidiaries which are depreciated using the straight-line method) based on the following estimated useful lives of the related units of property:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipment, furniture and fixtures	2-8

(i)	Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction from the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of received assets.

(j)	Long-Lived Assets

Long-lived assets generally consist of property, plant and equipment and intangible assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, the Company evaluates its long-lived assets for impairment each year as part of its annual forecasting process. An impairment loss would be considered when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k)	Intangible Assets

(i)	Goodwill

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over its estimated economic useful life.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(k)	Intangible Assets, Continued

(i)	Goodwill, Continued

Accounting for the difference between the acquisition cost and the amount of underlying equity of a purchased entity differs depending on whether (1) the acquisition of the controlling interest of an investee is the original acquisition or (2) the purchase represents an additional equity purchase of a controlled entity. When the Company first acquires a controlling financial interest of an entity, the difference between the acquisition cost and the corresponding proportionate share of the entity’s equity as of the most recently audited or reviewed balance sheet date is recorded as goodwill. However, for additional equity purchases of existing consolidated subsidiaries, such difference is recorded as a reduction of stockholders’ equity (capital surplus). Goodwill is amortized over its estimated useful life of 4 to 10 years. Amortization of goodwill of (Won)147,153 million and (Won)147,153 million for the six-month periods ended June 30, 2003 and 2004, respectively, and amortization of negative goodwill of (Won)259 million and (Won)259 million for the six-month periods ended June 30, 2003 and 2004, respectively, are included in operating expenses and other income, respectively, in the consolidated statements of earnings.

An impairment loss would be recognized when the carrying amount of goodwill exceeds estimated discounted future net cash flows expected from the entities that are being consolidated and its eventual disposition are less than its carrying amount.

(ii)	Other Intangible Assets

Other intangible assets, consisting of rights to exclusive usage and deferred development costs including internal use software, are stated at cost less accumulated amortization. Amortization is computed by the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

(iii)	Research and Development Costs

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, internal use software development costs, after technological feasibility test, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company incurred research and development costs of (Won)129,581 million and (Won)129,140 million, including deferred amounts of (Won)11,699 million and (Won)21,074 million, for the six-month periods ended June 30, 2003 and 2004, respectively.

(l)	Advertising Costs

The Company expenses advertising costs as they are incurred. These expenses include media and other promotional and sponsoring costs.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(m)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions and other similar transactions are stated at present value and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method over the installment or redemption period. The amount amortized is included in interest expense or interest income.

(n)	Convertible Notes and Bonds with Warrants

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9 “Convertible Securities” related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. However, as allowed by the transition clause of the Statement, the Company recognizes interest expense on convertible notes and bonds with warrants as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

(o)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposit for severance benefit insurance amounting to (Won)519,377 million and (Won)521,602 million as of December 31, 2003 and June 30, 2004, respectively, are reflected in the accompanying consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction from retirement and severance benefit liability. Beginning in April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required. The balances of the National Pension Fund were (Won)729 million and (Won)578 million as of December 31, 2003 and June 30, 2004, respectively.

(p)	Customer Call Bonus Program

The Company records an estimated liability for the marketing cost associated with providing gifts under the customer call bonus program when call bonus points are earned. The liability is recorded in other long-term liabilities on the accompanying consolidated balance sheets. The liability is adjusted periodically based on points earned, points redeemed, and changes in estimated costs.

(q)	Contingent Liabilities

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(r)	Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when the cardholder places a call. Sales and cost of sales of Personal Communication Service (“PCS”) handsets are recognized when delivered to the customer. The non-refundable service initiation fees for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon receipt.

Prior to April 15, 2001, customers could choose between alternative plans for initiating basic telephone services. Under these alternatives, customers could elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable service initiation fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits.

Effective April 15, 2001, the Company revised the telephone installation deposit system. Under the revised system, new customers are required to pay a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues.

(s)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2003 and June 30, 2004, monetary assets and liabilities denominated in foreign currencies are translated into Korean won at (Won)1,197.8 to US$1 and (Won)1,152.5 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean won at the foreign exchange rate at the date of the transaction.

Prior to January 1, 2003, the Company accounted for foreign exchange translation gains and losses on all borrowings, capitalizing financing costs, as part of the cost of qualifying assets. However, the Company adopted Statement of Korea Accounting Standards No. 7 “Capitalization of Financing Costs,” effective January 1, 2003. In accordance with this standard, all foreign exchange translation gains and losses are included in the results of operations.

(t)	Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

Derivative financial instruments used for hedging purposes are accounted for in a manner consistent with the accounting treatment appropriate for the transactions being hedged or associated with such contracts. The instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current results of operations. For instruments that are not valued at fair value, unrealized valuation gains or losses are recognized at the time of settlement.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(u)	Leases

The Company accounts for and classifies its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards. If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

•	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

•	The lease has a bargain purchase option.

•	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

•	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

If the above criteria are not met, the lease is classified as an operating lease and lease payments are expensed under straight-line over the lease term.

(v)	Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on available-for-sale securities that are reported in a separate component of stockholders’ equity. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the expected enactment date.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(w)	Stock Options

The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed at above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

When the options are exercised, equity is increased by the amount of the proceeds received, and the values of options exercised and credited to the capital adjustment account. When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs and corresponding capital adjustment accounts are reversed to earnings. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustment accounts are reversed to capital surplus.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(x)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock holders outstanding during each period. Diluted earnings per share are calculated by dividing net earnings plus interest expenses, net of tax, of the convertible notes available to common stock holders by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

Stock options were not considered when calculating diluted earnings per share because the exercise price of the warrants and stock options was greater than the average market price of the common share and, therefore the effect would have been antidilutive.

(y)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(z)	Foreign Currency Translation of Foreign Subsidiaries

Assets and liabilities of the Company’s foreign subsidiaries and operations are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average exchange rate and capital account at historical rate. Gains and losses resulting from such translation of financial statements are recognized as a foreign-based operations translation adjustment in stockholders’ equity.

(aa)	Use of Estimates

The preparation of consolidated financial statements in conformity with Korean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(ab)	Accounting for the Disposition of an Equity Interest in a Consolidated Subsidiary

Gain or loss on the Company’s sale of a subsidiary’s stock is recognized in income, if after the sale of the equity interest, the investment is no longer required to be consolidated. If the entity is still required to be consolidated, the Company records the difference between net proceeds and the carrying amount of the stock as an adjustment to stockholders’ equity.

(ac)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it was practicable to estimate such value:

(i)	Cash and cash equivalents, short-term financial instruments, notes and accounts receivable - trade, accounts receivable - other, trading securities, available-for-sale securities, notes and accounts payable - trade, short-term borrowings and accrued expenses.

The carrying amount approximates fair value because of the short maturity of these instruments.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ac)	Fair Value of Financial Instruments, Continued

(ii)	Investment Securities

The fair value of equity securities of non-affiliates and debt securities are estimated based on quoted market prices. The fair values of equity-linked securities are estimated based on quotes obtained from dealer. For those investments for which there were no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the fair value of unquoted investments is provided below.

(iii)	Loans included in other current assets and other assets

The carrying amount of loans included in other current assets approximate fair value due to the short term maturities of these investments. The fair value of long-term loans in other assets is estimated based on discounted cash flows using current rates offered for loans of the same remaining maturities.

(iv)	Long-term debt

The fair value of the long-term debt, including the current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

(v)	Interest rate swap, interest rate swaption, currency swap and interest currency swap

The fair values of interest rate swap, interest rate swaption, currency swap and interest currency swap are estimated based on quotes obtained from dealers.

The estimated fair values of the Company’s significant financial instruments at December 31, 2003 and June 30, 2004 are summarized as follows:

	2003 (millions)
	Carrying amount	Fair value
Cash and cash equivalents	760,868	760,868
Short-term financial instruments	60,899	60,899
Notes and accounts receivable - trade	2,647,379	2,647,379
Accounts receivable - other	323,042	323,042
Trading securities	52,397	52,397
Available-for-sale securities:
• Practicable to estimate fair value	339,640	339,640
• Not practicable	207,759	N/A
Held-to-maturity securities	117,121	117,205
Interest rate swap	2,998	2,998
Interest rate swaption	989	989
Interest currency swap	5,083	5,083
Loans included in other current assets and other assets	690,711	578,609
Notes and accounts payable - trade	1,022,805	1,022,805
Short-term borrowings	631,689	631,689
Accrued expenses	252,841	252,841
Interest rate swap	16,077	16,077
Currency swap	3,554	3,554
Long-term debt, including current portion	11,222,258	10,972,913

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ac)	Fair Value of Financial Instruments, Continued

	2004 (millions)
	Carrying amount	Fair value
Cash and cash equivalents	1,573,233	1,573,233
Short-term financial instruments	685,178	685,178
Notes and accounts receivable - trade	3,037,518	3,037,518
Accounts receivable - other	287,668	287,668
Trading securities	34,426	34,426
Available-for-sale securities:
• Practicable to estimate fair value	375,612	375,612
• Not practicable	201,109	N/A
Held-to-maturity securities	61,763	61,827
Interest rate swap	1,609	1,609
Interest rate swaption	698	698
Loans included in other current assets and other assets	660,121	576,534
Notes and accounts payable - trade	893,243	893,243
Short-term borrowings	694,901	694,901
Accrued expenses	408,122	408,122
Interest rate swap	23,461	23,461
Currency swap	13,689	13,689
Interest currency swap	12,659	12,659
Long-term debt, including current portion	12,177,026	12,195,401

It was not practicable to estimate the fair value of investments in unlisted companies. Additional unaudited information as to total assets, stockholders’ equity (deficit), revenues and net income (loss) for these investments as of and for the years ended December 31, 2003 and June 30, 2004 are summarized as follows:

	Unaudited 2003 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Intelsat Ltd.	0.7	(Won)	6,222	6,046,679	2,794,525	1,135,715	215,894
Inmarsat Venture plc	2.3		15,015	1,653,212	1,110,008	552,025	195,729
Korea Software Financial Cooperative	1.4		1,000	101,779	96,305	6,542	3,260
Korea Multinet Co.	7.1		—	5,476	(6,110)	131	(2,348)
Polytech Adventure Town, Inc.	6.7		200	2,800	2,771	18	(148)
Real Telecom Corporation	7.8		721	38,260	9,265	18,595	(9,563)
KT Internal Venture Fund No.1	89.3		3,303	12,481	12,410	5,230	5,131
KT Internal Venture Fund No.2	90.0		3,000	3,302	3,301	25	10
Korea Information Certificate Authority, Inc.	9.4		2,000	25,363	18,067	15,062	(26)
Mirae Asset Securities Co., Ltd	9.6		11,960	880,615	214,304	225,222	31,174
Korea Telecom Venture Fund No. 1	90.0		18,000	24,046	23,737	1,136	697
Kookmin Credit Information, Inc.	13.0		1,202	6,457	3,378	8,481	(5,894)

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ac)	Fair Value of Financial Instruments, Continued

	Unaudited 2003 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Korea Information Technology Fund	33.3		100,000	309,459	309,459	—	9,459
On Game Network Inc.	19.5		1,060	9,146	6,249	11,681	380
Online Pass Co., Ltd.	19.5		370	1,341	1,006	838	(584)
Danish Russian Japan Korean Telecommunication Group	10.0		307	— Not available —
Other	—		43,399	— Not available —

		(Won)	207,759

	Unaudited 2004 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Intelsat Ltd.	0.7	(Won)	6,222	— Not available —
Inmarsat Venture plc	2.3		653	— Not available —
Korea Software Financial Cooperative	1.4		1,000	103,618	100,227	4,066	2,793
Korea Multinet Co.	7.1		—	— Not available —
Polytech Adventure Town, Inc.	6.7		200	2,867	2,697	448	(74)
Real Telecom Corporation	7.8		721	31,763	4,876	5,177	(4,455)
KT Internal Venture Fund No.1	89.3		3,303	— Not available —
KT Internal Venture Fund No.2	94.4		5,000	5,372	5,372	63	63
Korea Information Certificate Authority, Inc.	9.4		2,000	19,760	17,294	5,182	(879)
Mirae Asset Securities Co., Ltd	9.6		11,960	1,103,369	222,032	71,242	7,378
Korea Telecom Venture Fund No. 1	90.0		18,000	22,911	22,757	1,357	1,195
Kookmin Credit Information, Inc.	13.0		1,202	5,802	981	4,385	(1,110)
Korea Information Technology Fund	33.3		100,000	306,661	306,661	—	4,424
On Game Network Inc.	19.5		1,060	13,050	9,922	8,310	1,187
Online Pass Co., Ltd.	19.5		370	751	595	192	(392)
Danish Russian Japan Korean Telecommunication Group	10.0		307	— Not available —
Other			49,111	— Not available —

		(Won)	201,109

(ad)	Consolidated Statements of Cash Flows

The Company paid (Won)320,560 million and (Won)326,664 million in interest (net of amounts capitalized) and (Won)446,148 million and (Won)197,111 million in income taxes for the six-month periods ended June 30, 2003 and 2004, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(3)	Basis of Translating Consolidated Financial Statement

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the six-month ended period June 30, 2004, have been translated into United States dollars at the rate of (Won)1,156.0 to US$1, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2004. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Millions
	2003		2004
Cash on hand	(Won)	380	70
Checking accounts		3,919	4,476
Passbook accounts		17,859	33,077
Cash in transit		541,918	628,898
Time deposits		196,792	906,712

	(Won)	760,868	1,573,233

(5)	Restricted Deposits

There are certain amounts included in cash and cash equivalents, short-term and long-term financial instruments which are restricted in use for expenditures for certain business purposes as of December 31, 2003 and June 30, 2004 as follows:

	Millions
	2003		2004
Cash and cash equivalents	(Won)	1,038	1,000
Short-term financial instruments		3,127	7,497
Long-term financial instruments		61	44

	(Won)	4,226	8,541

(6)	Inventories

Inventories as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Millions
	2003		2004
PCS handsets	(Won)	229,096	299,646
Construction and repair materials		72,924	26,553
Other		62,813	51,520

	(Won)	364,833	377,719

The Company recognized a valuation allowance of (Won)13,313 million related to PCS and PDA handsets, which is included in cost of goods sold for the six-month period June 30, 2004.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(7)	Other Current Assets

Other current assets as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Millions
	2003		2004
Current portion of long-term loans to employees	(Won)	118,629	118,085
Prepaid expenses		28,412	88,792
Prepayments		49,371	74,974
Accrued interest income		8,359	9,906
Refundable deposits		8,721	4,302
Short-term loans		6,526	4,989
Interest rate swap (note 22)		2,998	1,609
Interest currency swap (note 22)		5,083	—
Interest rate swaption (note 22)		989	698
Other		956	229

	(Won)	230,044	303,584

(8)	Investments in Securities

Investments in securities as of December 31, 2003 and June 30, 2004 are summarized as follows:

(a)	Trading securities (fair value)

	Millions
	2003		2004
Mutual funds	(Won)	52,397	34,426

(b)	Available-for-sale securities

(i)	Equity securities

	Percentage of ownership (%)		Millions
	2003	2004	2003		2004
Current assets:
Knowledge Plant, Inc.	4.4	4.4	(Won)	7,272	3,309

Investment assets:
New Skies Satellites N.V.	1.4	1.4	(Won)	15,917	16,578
Intelsat, Ltd.	0.7	0.7		6,222	6,222
Inmarsat Ventures plc	2.3	—		15,015	—
Inmarsat Group Holdings Ltd.	—	2.3		—	653
Real Telecom Corporation	7.8	7.8		721	721
Korea Software Financial Cooperative	1.4	1.4		1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
KT Internal Venture Fund No. 1	89.3	89.3		3,303	3,303
KT Internal Venture Fund No. 2	90.0	94.4		3,000	5,000
Mirae Asset Securities Co., Ltd.	9.6	9.6		11,960	11,960
Korea Telecom Venture Fund No. 1	90.0	90.0		18,000	18,000
Sky Life Contents fund	22.5	22.5		4,500	4,500
Korea Information Technology Fund	33.3	33.3		100,000	100,000
Kookmin Credit Information Inc.	13.0	13.0		1,202	1,202

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(8)	Investments in Securities, Continued

(b)	Available-for-sale securities, Continued

(i)	Equity securities, Continued

	Percentage of ownership (%)		Millions
	2003	2004	2003		2004
On Game Network Inc.	19.5	19.5	(Won)	1,060	1,060
GaeaSoft Corp.	2.1	2.1		913	549
KRTnet Corporation	7.5	7.5		4,454	3,302
Sports Toto	8.7	8.7		13,500	13,500
VACOM WIRELESS, INC.	16.8	16.8		1,880	1,880
ESTsoft Corp.	15.0	15.0		1,650	1,650
CEC Mobile	16.7	16.7		4,456	4,456
ONSE TELECOM	6.4	8.6		4,605	6,181
Other	—	—		13,943	18,061

			(Won)	229,301	221,778

Investments in equity securities for New Skies Satellites N.V. and other five equity securities are recorded at fair value. All other equity securities that do not have readily determinable fair values are stated at cost.

The Company recognized impairment loss of available-for-sale securities of (Won)1,389 million for the six-month period ended June 30, 2004. This charge was related to other-than-temporary declines in the value of the investee company.

(ii)	Debt securities

		Millions
	Maturity	2003		2004
Current assets:
Beneficiary certificates	2004~2005	(Won)	216,105	285,787
Equity-linked securities	2004		63,380	23,580

		(Won)	279,485	309,367

Investment assets:
KTF Second Securitization Specialty Co., Ltd. (note 22(h))	2005	(Won)	19,254	19,254
Other	—		12,087	23,013

		(Won)	31,341	42,267

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(8)	Investments in Securities, Continued

(b)	Available-for-sale securities, Continued

(ii)	Debt securities, Continued

On April 11, 2002, the Company purchased two equity-linked securities (each security has a face value of (Won)66,297 million with the first security maturing on April 11, 2004 and the second security maturing on October 11, 2004) from Citigroup Global Markets Inc. (“CGMI” and previously called “Saloman Smith Barney Holdings, Inc.”). In 2003, the Company recognized impairment losses of (Won)35,137 million from equity-linked securities. During 2004, the first security matured on April 11, 2004 resulting in an additional loss of (Won)13,419 million.

The value of the second equity-linked security is linked to the weighted-average quoted price of 500,000 shares of SK Telecom stock, whereby the amount payable to the Company from CGMI will be adjusted based on the weighted-average quoted share price of SK Telecom. Generally, if the weighted-average quoted share price of the SK Telecom shares were to fall below (Won)154,155 for the 2.5 year note, the amount payable to KT from CGMI would be zero and if the weighted-average quoted share price of SK Telecom shares were to exceed (Won)308,310 for the 2.5 year note, then the amount payable to KT from CGMI would be the full value of 500,000 SK Telecom shares based on the weighted-average quoted share price of SK Telecom. In addition, if the weighted-average quoted share price were to fall between the prescribed ceiling and floor amounts, then the amount payable to KT by CGMI would be two times the weighted average quoted share price of SK Telecom shares less (Won)308,310 for the 2.5 year note, calculated based on 500,000 SKT shares.

The second equity-linked security is recorded at fair value and the unrealized holding loss is recorded as a separate component of stockholders’ equity. The second equity-linked security was tested for impairment during the first half of 2004 because of the significant decrease of the quoted market value of the SK Telecom shares. As a result of this impairment test, the Company recognized an impairment loss amounting to (Won)27,035 million on the second equity-linked security for the six-month period ended June 30, 2004. If the quoted market value of SK Telecom shares continues to decline, the Company may be required to record additional impairment losses.

(iii)	Changes in unrealized holding gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the six-month period ended June 30, 2004 are summarized as follows:

	Millions
Beginning balance	(Won)	(24,799)
Realized loss on disposition of securities		13,547
Realized loss on impairment of securities		17,699
Changes in unrealized gains and losses, net		1,164

Net balance at end of period	(Won)	7,611

(c)	Held-to-maturity securities

	Millions
	2003		2004
Current assets:
Government and municipal bonds	(Won)	5,712	1,026

Investment assets:
Government and municipal bonds		11,495	3,276
Subordinated interest in securitized accounts receivable (note 22(h))		99,914	57,361
Other		—	100

	(Won)	111,409	60,737

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(8)	Investments in Securities, Continued

(c)	Held-to-maturity securities

KTF acquired the above beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable. KTF recognized the difference between fair value and acquisition cost as impairment loss of (Won)17,331 million, which may arise from the uncollectibility of the trade accounts and notes receivable.

(9)	Investments in Equity Securities of Affiliated Companies

Investments in affiliated companies accounted for using the equity method as of December 31, 2003 and June 30, 2004, are summarized as follows:

	Percentage ownership (%)		Millions
			2003			2004
	2003	2004		Net asset	Book value	Net asset	Book value
Listed*:
Hallim Venture Capital Corporation (“HVCC”)	25.3	25.3	(Won)	7,700	3,512	4,680	1,248
Unlisted:
Mongolian Telecommunications Co.	40.0	40.0		4,982	4,982	5,545	5,545
Korea IT Venture Partners Inc.	28.0	28.0		9,227	9,227	8,978	8,978
KBSi Co., Ltd.	32.4	32.4		1,386	1,386	1,419	1,419
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,601	8,601	8,915	8,915
eNtoB Corp.	23.8	23.8		3,420	3,420	3,496	3,496
KT Infotech Corporation	15.6	15.6		4,350	3,955	4,665	4,340
Korea Telecom Realty Development and Management Co., Ltd.	19.0	19.0		1,964	1,921	2,048	2,048
Korea Digital Satellite Broadcasting Co. (“KDB”)	29.9	29.9		40,411	89,885	18,010	61,262
Korea Information Data Corp.	19.0	19.0		6,864	6,864	7,642	7,642
Korea Information Service Corp.	19.0	19.0		4,552	4,552	5,287	5,287
KT Instrument & Communication Corp.	19.0	19.0		309	309	276	276
Bank Town Co., Ltd.	19.0	19.0		444	433	388	388
Korea Telecom Hitel Global Co., Ltd.	49.0	49.0		293	293	189	189
Sports TOTO On-Line	30.0	30.0		1,450	1,450	1,287	1,287

			(Won)	95,953	140,790	72,825	112,320

*	The quoted market value (based on closing KOSDAQ price) of HVCC as of June 30, 2004 is (Won)3,055 million.

The Company has recorded unrealized losses of (Won)2,691 million and (Won)4,160 million relating to the above affiliates as of December 31, 2003 and June 30, 2004, respectively, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(10)	Insurance

Property, plant and equipment were insured against fire damage up to an amount of (Won)1,237,621 million and (Won)1,343,687 million as of December 31, 2003 and June 30, 2004, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(11)	Other Assets

Other assets as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Millions
	2003		2004
Frequency usage rights, net	(Won)	1,208,429	1,162,212
Long-term loans to employees		565,556	537,047
Leasehold rights and deposits		330,747	310,027
Goodwill, net		944,326	798,195
Negative goodwill, net		(2,071)	(1,812)
Other intangible assets, net		276,714	265,051
Long-term accounts receivable - trade		48,438	254,596
Long-term accounts receivable - other		17,361	17,955
Deferred income tax assets (note 25)		415,396	448,001
Other		133,064	114,232

	(Won)	3,937,960	3,905,504

During 2001, KTICOM acquired IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for (Won)1,300 billion. KTICOM was merged into KTF on March 6, 2003. The Company paid 50%, or (Won)650 billion, of this amount in 2001 and the net present value of the remaining (Won)650 billion unpaid balance is recorded as long-term accounts payable - other in the accompanying consolidated balance sheet as of June 30, 2004. These rights have a contractual life of 15 years and are amortized based on the date commercial service is initiated through the end of their contractual life. The Company began amortizing the frequency usage rights on December 1, 2003.

The net amount of the frequency usage rights as of December 31, 2003 and June 30, 2004 are as follows:

	Millions
	2003		2004
Frequency usage rights	(Won)	1,216,223	1,216,223
Less: Accumulated amortization		(7,794)	(54,011)

	(Won)	1,208,429	1,162,212

Long-term accounts payable - other related to frequency usage right is stated at the net present value of future cash flows, calculated using an effective interest rate (9.93%) at the time of receipt of the frequency use license. The balance as of June 30, 2004 is as follows:

	Millions
Long-term accounts payable - other	(Won)	650,000
Less: Present value discount		(121,772)

	(Won)	528,228

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(11)	Other Assets, Continued

The payment schedule of the Company’s long-term accounts payable—other related to frequency usage right outstanding as of June 30, 2004 is as follows:

Fiscal period ending June 30,	Millions
2007	(Won)	90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	(Won)	650,000

(12)	Short-term Borrowings

Short-term borrowings (all of which mature within one year) as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Interest rate per annum (%)	Millions
Debt instrument / Lender		2003		2004
Commercial paper	4.53~5.51	(Won)	478,000	432,000
Banks	4.55~6.43		119,817	199,559
Short-term borrowings in foreign currency	0.60~3.71		33,872	63,342

		(Won)	631,689	694,901

(13)	Other Current Liabilities

Other current liabilities as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Millions
	2003		2004
Key money deposits	(Won)	100,739	99,821
Unearned income		4,932	10,941
Dividends payable		896	331
Payables for interest rate swap (note 22)		16,077	23,461
Payables for interest currency swap (note 22)		—	12,659
Payables for currency swap (note 22)		3,554	13,689
Other		6,416	5,169

	(Won)	132,614	166,071

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(14)	Long-term Debt

Long-term debt as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Interest rate per annum (%)		Millions
		Maturity date	2003		2004
Local currency (Won) debt:
Bonds issued	5.00~9.20	2004~2014	(Won)	6,424,998	6,900,000
Convertible notes of KTF and KTFT	1.00	2004~2005		38,880	38,600
Convertible notes issued in May 2002	3.00	2005		1,322,563	1,322,532
Banks	4.34~7.32	2005~2008		90,680	64,412
Information and Telecommunication Improvement Fund	3.69~7.25	2004~2009		173,070	146,944

				8,050,191	8,472,488

Foreign currency debt:
Convertible notes issued in January 2002 (USD)	0.25	2007		1,483,628	1,483,628
Bonds with warrants (Microsoft) (USD)	4.30	2005		598,900	576,250
Yankee bonds (USD)	7.50~7.63	2006~2007		419,230	403,375
Bonds (USD)	Libor+0.80	2006		179,670	172,875
MTNP Notes (USD)	5.875	2014		—	691,500
Bonds (JPY)	2.64~3.13	2004~2006		263,669	150,840
Loans (USD)	Libor+0.45~ Libor+1.70	2004~2007		248,451	237,578

				3,193,548	3,716,046

				11,243,739	12,188,534

Add: Premium on bonds				30,997	42,078

Less:
Current portion, net of discount				2,172,510	3,303,559
Discount on bonds				52,478	53,586

			(Won)	9,049,748	8,873,467

In June 2004, the Company established a US$ 1 billion Medium Term Note Program (MTNP). In accordance with the MTNP, on June 24, 2004, the Company issued notes in the amount of US $ 600 million with a fixed interest rate of 5.875% (interest payable semiannually) with a maturity date of June 24, 2014. The notes are to be listed on the Singapore Stock Exchange. As of June 30, 2004, the unused portion of the MTNP amounts to US$ 400 million.

On January 4, 2002, the Company issued convertible notes with a face amount of US$ 1,317,800 thousand. Holders of convertible notes are entitled to convert notes into shares of the Company’s common stock from January 4, 2003 to January 1, 2007. The exchange price was (Won)61,922 per share of common stock, which allowed the bondholders to obtain up to 27,500,099 shares. During 2002 and 2003, due to the early retirement of the convertible notes, the number of shares allowed to the bondholders was reduced to 23,504,885 shares. However, in February 2004, the exchange price was changed to (Won)60,588 per share according to the notes covenants requiring the conversion price adjustment upon dividend amounts would increase more than 20%. As a result of the change of exchange price, the number of shares that convertible notes can be converted increased to 24,022,404 shares.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(14)	Long-term Debt, Continued

Holders of convertible notes have the option to redeem the convertible notes on January 4, 2005 at 100% of their principal amount of US$1,126,350 thousand plus accrued and unpaid interest to the redemption date. During 2002 and 2003, the Company purchased and retired convertible notes with a face value of US$191,450 thousand.

Bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Holders of bonds with warrants were entitled to exercise the warrants from January 4, 2003 to December 31, 2003. The warrants expired on December 31, 2003 without being exercised. The bonds to Microsoft of (Won)576,250 mature are payable on January 4, 2005.

On May 25, 2002, the Company issued convertible notes with a face amount of (Won)1,397,349 million. Holders of convertible notes are entitled to convert notes into shares of the Company’s common stock from June 25, 2002 to April 25, 2005. The exchange price was (Won)59,400 per share of common stock, which allowed the bondholders to obtain up to 23,524,392 shares. During 2002, 2003 and 2004, due to early retirement of the convertible notes and 13,666 shares of common stock converted, the number of shares allowed to the bondholders was reduced to 22,264,855 shares. The convertible notes, if not converted, will be redeemed at 104.438% of their principal amount at maturity date. The Company recognizes interest expense on convertible notes using the effective interest method, and amortization of the redemption premium is recorded as long-term accrued interest expense. Since the issuance of the notes through June 30, 2004, the Company has purchased and retired convertible notes with a face value of (Won)74,000 million and exchanged convertible notes with a face value of (Won)817 million with the Company’s shares.

Aggregate principal maturities for the Company’s long-term debt as of June 30, 2004 are as follows:

Fiscal period ending June 30,	Millions
2005	(Won)	3,265,429
2006		2,287,950
2007		2,164,212
2008		1,461,858
2009		367,585
Thereafter		2,641,500

	(Won)	12,188,534

(15)	Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.

Beginning on September 15, 1998, KT allowed customers to choose between alternative plans for basic telephone service. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees were recorded as operating revenues. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(16)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the year ended December 31, 2003 and for the six-month period ended June 30, 2004 are summarized as follows:

	Millions
	2003		2004
Estimated severance benefit liability at beginning of period	(Won)	379,606	245,878
Provision for the period		1,067,076	167,625
Increase due to the change of consolidated subsidiaries		600	—
Payments		(1,020,940)	(63,941)
Withdrawal from National Pension Fund		337	151
Payment for deposit of severance benefit insurance		(180,801)	(2,225)

Net balance at end of period	(Won)	245,878	347,488

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of (Won)831,535 million related to this Plan covering approximately 5,500 employees.

In April and June 2004, KTL, a subsidiary of KT, offered voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the quarter ended June 30, 2004, KTL recorded costs of (Won)40,800 million related to this Plan covering approximately 400 employees.

(17)	Other Long-term Liabilities

Other long-term liabilities as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Millions
	2003		2004
Accrual for customer call bonus points	(Won)	105,391	113,713
Advance receipt		17,099	14,632
Key money deposits from customers		20,963	25,019
Other		5,414	2,652

	(Won)	148,867	156,016

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(18)	Stockholders’ Equity

Changes in common stock for the year ended December 31, 2003 and for the six-month period ended June 30, 2004 are as follows:

	Number of shares issued	Millions
Balance at December 31, 2002	309,077,659	(Won)	1,560,998

Retirement of treasure stock on January 6, 2003	15,454,659		—
Retirement of treasure stock on June 20, 2003	2,937,000		—
Retirement of treasure stock on December 9, 2003	5,836,600		—

Balance at December 31, 2003	284,849,400		1,560,998

	—		—

Balance at June 30, 2004	284,849,400	(Won)	1,560,998

As allowed by the Securities Exchange Law of the Republic of Korea, the Company retired its treasury shares by a charge to retained earnings rather than its common stock.

Changes in stockholders’ equity for the six-month periods ended June 30, 2003 and 2004 are as follows:

	Common stock		Capital surplus	Retained earnings	Capital adjustments	Minority interest	Total
Balance at January 1, 2003	(Won)	1,560,998	1,447,951	8,274,482	(3,386,959)	1,936,094	9,832,566
Net earnings		—	—	1,227,685	—	—	1,227,685
Retirement of treasury stock (note 21)		—	—	(924,735)	—	—	(924,735)
Cumulative effect of accounting change		—	—	(1,530)	—	(2,198)	(3,728)
Dividends		—	—	(212,887)	—	—	(212,887)
Decrease of unrealized gains on available-for-sale securities		—	—	—	(803,189)	—	(803,189)
Unrealized losses on equity securities of affiliates		—	—	—	(677)	—	(677)
Decrease of treasury stock, net		—	—	—	55,650	—	55,650
Stock options		—	—	—	3,117	—	3,117
Changes in subsidiaries included in consolidation		—	—	—	—	27,379	27,379
Acquisition of additional equity in consolidated subsidiaries		—	(137,118)	—	—	(163,968)	(301,086)
Equity change of subsidiary from merger transaction		—	26,181	—	—	(93,478)	(67,297)
Changes in translation adjustment of foreign subsidiaries		—	—	—	825	—	825
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	135,155	135,155
Other		—	2,191	—	7	1,205	3,403

Balance at June 30, 2003	(Won)	1,560,998	1,339,205	8,363,015	(4,131,226)	1,840,189	8,972,181

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(18)	Stockholders’ Equity, Continued

	Common stock		Capital surplus	Retained earnings	Capital adjustments	Minority interest	Total
Balance at January 1, 2004	(Won)	1,560,998	1,308,612	7,683,300	(4,005,593)	1,849,303	8,396,620
Net earnings		—	—	581,770	—	—	581,770
Dividends		—	—	(421,516)	—	—	(421,516)
Dividends in consolidated subsidiaries		—	—	—	—	(50,037)	(50,037)
Increase (decrease) in unrealized losses on available-for-sale securities		—	—	—	32,410	(3,042)	29,368
Increase in unrealized losses on equity securities of affiliates		—	—	—	(1,469)	(336)	(1,805)
Stock options		—	—	—	1,904	609	2,513
Changes in translation adjustments of foreign subsidiaries		—	—	—	1,377	(603)	774
Retirement of consolidated subsidiary’s treasury stock (note 2)		—	(8,017)	—	—	(88,748)	(96,765)
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	52,523	52,523
Other		—	(2,316)	—	31	1,100	(1,185)

Balance at June 30, 2004	(Won)	1,560,998	1,298,279	7,843,554	(3,971,340)	1,760,769	8,492,260

(19)	Capital Surplus

Capital surplus as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Millions
	2003		2004
Paid-in capital in excess of par value	(Won)	1,440,258	1,440,258
Acquisition of additional equity in consolidated subsidiaries		(181,649)	(181,649)
Other, net		50,003	39,670

	(Won)	1,308,612	1,298,279

The line item, Other, net, mainly consists of the effects of common stock issuance of subsidiaries, retirement of treasury stock in consolidated subsidiaries and merger between subsidiaries.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(20)	Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Millions
	2003		2004
Involuntary reserve:
Legal reserve	(Won)	780,499	780,499
Voluntary reserve :
Reserve for business rationalization		443,416	443,416
Reserve for technology and human resource development		3,334	—
Reserve for social overhead capital		3,333	—
Reserve for business expansion		6,587,325	4,000,000
Reserve for redemption of telephone bonds		207,947	207,947

	(Won)	8,025,854	5,431,862

Retained earnings appropriated to legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires the Company to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development at its own discretion. These reserves may be used for research, development and facilities expansion of the Company.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. However, the Company was required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

(21)	Treasury Stock

(a)	Trust fund

During 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of (Won)100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock shares of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,259,170 shares as of December 31, 2003 and June 30, 2004, respectively.

(b)	Issuance to the note holders

During the first half of 2004, certain holders of convertible notes (as described in note 14), which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 514 shares of treasury stock were issued to the note holders.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(21)	Treasury Stock, Continued

(c)	Purchase and retirement of treasury stock

The Company and SK Telecom agreed to an equity swap on December 20, 2002, under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of the Company’s common stock and cash of (Won)211,868 million on December 30, 2002 and retired this treasury stock for (Won)786,666 million by a charge to retained earnings on January 6, 2003. In addition, on January 10, 2003, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of the Company’s common stock amounting (Won)730,704 million and cash of (Won)122,679 million.

During 2003, the Company initiated a stock buyback and retirement program approved by the Board of Directors. The Company reacquired 8,773,600 shares of treasury stock during 2003 and retired these treasury shares amounting to (Won)411,833 million by a charge to retained earnings. As of June 30, 2004, no amounts under the stock buyback and retirement programs are outstanding.

(d)	Sale and contribution to Employee Stock Ownership Association

On August 28, 2003, the Company sold 1,803,296 shares of treasury stock to the KT employee stock ownership association (“ESOA”). The difference between carrying value and the fair value of W13,886 million was recorded as a loss on retirement of treasury stock and the difference between the fair value and the sales proceeds of W40,754 million was expensed.

Changes in treasury stock for the six-month period ended June 30, 2004 are as follows:

	Number of shares	Millions
Balance at December 31, 2003	74,090,974	(Won)	3,962,598
Issuance to the convertible note holders	(514)		(28)

Balance at June 30, 2004	74,090,460	(Won)	3,962,570

(22)	Commitments and Contingencies

(a)	Legal matters

On February 20, 2001, the Fair Trade Commission issued a cease and desist order prohibiting the Company from engaging in any activity amounting to an unfair intra-group transaction, claiming that certain of the transactions with the affiliates were in violation of the Fair Trade Laws. The Fair Trade Commission alleged that the Company had unfairly assisted the affiliates by paying them unreasonably high service fees. The Fair Trade Commission imposed a fine of approximately (Won)30 billion, and the Company made a provision of (Won)30 billion for this claim during 2001. On July 9, 2001, the Korean Fair Trade Commission rejected the Company’s appeal. The Company filed a second appeal in the Seoul High Court and intends to continue to seek redress in the courts. The case is pending as of June 30, 2004.

In October 2000, approximately 4,500 of the former and current employees who had previously been employed by the MIC and transferred to the Company in 1981 filed a lawsuit against the Company claiming that the Company owes them an additional (Won)27 billion for retirement and severance benefits. On April 16, 2004, the case was rejected by the Supreme Court of Korea in favor of the Company.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(22)	Commitments and Contingencies, Continued

(a)	Legal matters, Continued

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to (Won) 104,922 million as of June 30, 2004. The Company accrued (Won)11,350 million as contingent liabilities related to the claims as of June 30, 2004. Management believes that the ultimate settlement of these matters, and the matters described in the previous paragraphs, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b)	Interest rate swaption

During 2002, the Company entered into interest rate swaption contract with Citibank for variable rates of interest in place of fixed rates of interest. Details of interest rate swaption contract outstanding as of June 30, 2004 are as follows:

Bank	Swaption premium (millions)		Fixed interest rate (3 months)	Variable interest rate (3 months)	Exercise date	Type
Citibank	(Won)	1,913	1.975%	91-day CD rate	April 25, 2005	Selling

Under the interest swaption contract, the Company recognized a valuation gain of (Won)128 million and a valuation loss of (Won)291 million for the six-month periods ended June 30, 2003 and 2004, respectively.

(c)	Interest rate swap

During 2002 and 2003, the Company entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest. The details of these interest rate swap contracts as of June 30, 2004 are as follows:

Bank	Nominal premium (millions)	Fixed amount (millions)		Fixed interest rate (1 year)	Variable interest rate	Terminal date
J.P. Morgan	$1.6	US$	150	7.50%	6-month LIBOR +4.32%	June 1, 2006
J.P. Morgan	$0.5	US$	200	7.63%	6-month LIBOR +4.61%	April 15, 2007
J.P. Morgan	—	(Won)	110	5.29%	3-month LIBOR +1.47%	April 30, 2008
J.P. Morgan	—	(Won)	90	5.81%	3-month LIBOR +2.47 +Contingent spread %	December 30, 2004
J.P. Morgan	—	(Won)	90	5.98%	3-month LIBOR +2.47 +Contingent spread %	December 30, 2004
Citibank	—	(Won)	110	5.29%	3-month LIBOR +1.47%	April 30, 2008
Shinhan Bank	—	(Won)	180	6.35%	3 month LIBOR +2.47 +Contingent spread %	September 30, 2007

Under the interest rate swap contracts, the Company recognized a valuation gain of (Won)6,858 million for the six-month period ended June 30, 2003. And for the six-month period ended June 30, 2004, the Company recognized a valuation loss of (Won)10,944 and a valuation gain of (Won)2,170 million, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(22)	Commitments and Contingencies, Continued

(d)	Currency swap

During June 2003, the Company entered into two currency swap contracts for principal and interest denominated in Korean won in place of principal and interest of long-term debt denominated in U.S. dollar. The details of these currency swap contracts as of June 30, 2004 are as follows:

Bank	Contract amount (millions)	Fixed amount (millions)		Receiving Interest rate	Paying Interest rate	Terminal date
J.P. Morgan	$50	(Won)	59,750	4.3% (US$) per year	6.17% (Won) per year	January 3, 2005
J.P. Morgan	$150	(Won)	179,7600	3-month LIBOR+ 0.80%(US$)	3-month LIBOR +2.64%(Won)	June 23, 2006

Under the currency swap contracts, the Company recognized valuation losses of (Won)1,546 million and (Won)10,135 million for the six-month periods ended June 30, 2003 and 2004, respectively.

(e)	Interest currency swap

During October 2003, the Company entered into five interest currency swap contracts with financial institutions for principal and the fixed rate of interest denominated in Korean won in place of principal and the variable rate of interest of long-term debt denominated in U.S. dollars. The principal amounts in Korean won will be adjusted according to the foreign exchange rate of the terminal date within certain ranges. In addition, the Company entered into two interest currency swap contracts with J.P. Morgan for principal and interest denominated in Korean won in place of principal and interest of long-term debt denominated in U.S. dollars in June 2004. The details of these interest currency swap contracts as of June 30, 2004 are as follows:

Bank	Contract amount (millions)	Amount (millions)		Fixed interest rate (1 year)	Variable interest rate (6 months)	Terminal date
J.P. Morgan	$50	(Won)	55,000~60,000	4.3% (US$)	6-month LIBOR +4.55%(Won)	January 3, 2005
J.P. Morgan(*)	$100	(Won)	115,620	5.9% (US$) 5.5% (Won)	6-month LIBOR +1.87%(Won)	June 24, 2014
J.P. Morgan(**)	$200	(Won)	231,240	5.5%(Won)	6-month LIBOR +0.69%(Won), 5.9%-Contingent Spread (US$)	June 24, 2014
Citibank	$25	(Won)	27,500~30,000	4.3% (US$)	6-month LIBOR +4.45%(Won)	January 3, 2005
UBS Bank	$25	(Won)	27,500~30,000	4.3% (US$)	6-month LIBOR +4.45%(Won)	January 3, 2005
Deutsche Bank	$50	(Won)	55,000~60,000	4.3% (US$)	6-month LIBOR +4.57%(Won)	January 3, 2005

(*)	The interest will be received 5.9%(US$) every six months and paid 6-month LIBOR + 1.87%(Won) over the first five years. Then, the interest will be received 5.9%(US$) every six months and paid 5.5%(Won) per year over the following five years.
(**)	The interest will be received 5.9%(US$) every six months and paid 6-month LIBOR+0.69%(Won) over the first five years. Then, the interest will be received 5.9%-Contingent spread (US$) every six months and paid 5.5%(Won) per year over the following five years.

Under the interest currency swap contracts, the Company recognized a valuation loss of (Won)18,943 million for the six-month period ended June 30, 2004.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(22)	Commitments and Contingencies, Continued

(f)	Loans and borrowings

As of June 30, 2004, the Company has entered into bank overdraft agreements with two banks for borrowings up to (Won)400,000 million and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank. In addition, the Company has received letter of credits up to US$35 million with four banks.

(g)	Guarantee provided by a third party

As of June 30, 2004, the Company is provided guarantees covering contract biddings up to US$52 million and (Won)22,792 million by three banks.

(h)	Transfer of KTF accounts receivable

On November 4, 2003, KTF transferred handset installment receivables amounting (Won)339,677 million, attached guarantee insurance and other incident rights to KTF Second Securitization Specialty Co., Ltd. As a result of this transfer, the Company received cash of (Won)312,000 million and the subordinate debt securities of (Won)19,254 million. As of June 30, 2004, the uncollected trade receivables under this program are (Won)44,608 million.

In December, 2003, KTF began participating in a securitization agreement with Shinhan Bank to sell PCS service receivables. The agreement allows the Company to sell trade receivables on on-going basis until February 28, 2007. As a result of this transaction, in December 2003, the Company received cash of (Won)200,000 million and subordinated interest in the trade receivable of (Won)53,247 million. In addition, the Company incurred transaction cost expense of (Won)5,902 million for the six-month period ended June 30, 2004. As of June 30, 2004, the uncollected trade receivables under this program are (Won)281,422 million.

(i)	Leases

(i)	Operating leases

The Company maintains operating lease agreements for certain machinery and equipment from Macquarie IT KOREA Ltd. and others. Future lease payments under operating leases as of June 30, 2004 are as follows:

Fiscal period ending June 30,	Millions
2005	(Won)	67,839
2006		67,839
2007		36,402
2008		6,531
2009		6,531
Thereafter		26,121

	(Won)	211,263

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(22)	Commitments and Contingencies, Continued

(i)	Leases, Continued

(ii)	Capital leases

The Company has capital lease agreements for certain machinery and equipment, of which acquisition cost amounts to (Won)12,665 million from GE Capital Korea Ltd and Starlease.Co.Ltd. Depreciation on the machinery and equipment for the six-month period ended June 30, 2004 amounted to (Won)1,584 million. Annual future minimum payments under the lease agreements as of June 30, 2004 are as follows:

Fiscal period ending June 30,	Millions
2005	(Won)	2,263
2006		2,084
2007		2,084
2008		2,084
Thereafter		1,627

Less: amount representing interest		(831)

	(Won)	9,311

(23)	Operating Revenues

Operating revenues for the three and six-month periods ended June 30, 2003 and 2004 are as follows:

	Millions
	2003			2004
	three-month period		six-month period	three-month period	six-month period
Internet services	(Won)	594,040	1,140,851	669,040	1,295,493
Data communication services		277,392	559,937	254,131	495,444
Telephone services		1,695,284	3,425,713	1,572,284	3,157,227
PCS services		1,042,897	2,025,936	1,175,764	2,268,325
Sales of goods		281,226	593,877	503,652	1,090,435
Satellite services		30,847	60,647	30,176	60,777
Other		170,559	308,568	151,849	318,441

	(Won)	4,092,245	8,115,529	4,356,896	8,686,142

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(24)	Operating Expenses

Operating expenses for the three and six-month periods ended June 30, 2003 and 2004 are as follows:

	Millions
	2003			2004
	three-month period		six-month period	three-month period	six-month period
Salaries and wages	(Won)	538,826	1,055,907	497,991	969,083
Compensation expense (see note 27)		1,773	3,294	1,604	2,513
Provision for retirement and severance benefits		60,926	142,210	89,879	167,625
Employee benefits		147,197	285,483	133,025	251,193
Communications		14,702	29,991	23,024	38,941
Utilities		44,340	80,999	41,246	89,288
Taxes and dues		25,538	62,423	37,213	74,640
Rent		45,359	91,897	62,453	118,586
Depreciation		789,664	1,550,390	796,750	1,614,941
Amortization		88,394	178,139	117,797	233,520
Repairs and maintenance		100,003	158,185	180,971	224,691
Automobile maintenance		6,246	11,559	7,588	12,410
Commissions		238,907	473,704	272,060	501,584
Commissions to sales agent		132,838	280,038	278,864	459,385
Entertainment		753	2,584	457	1,034
Advertising		73,679	136,742	83,398	149,957
Education and training		14,125	25,789	12,573	22,172
Research and development		62,932	117,882	60,289	108,066
Travel		8,263	16,176	9,106	16,912
Supplies		10,344	22,151	8,754	18,184
Interconnection charges		275,149	561,655	200,131	433,253
Rewards		1,906	2,793	981	1,939
Cost of goods sold		268,510	545,088	517,964	1,105,136
Cost of services (commissions for system integration service and other miscellaneous service)		176,397	276,954	72,136	200,347
International settlement payment		42,001	96,467	47,498	89,681
Promotion		82,036	145,953	150,790	269,627
Provision for doubtful accounts		76,973	138,682	59,729	111,647
Other		12,292	30,490	33,107	50,055

		3,340,073	6,523,625	3,797,378	7,336,410

Less: amounts included in construction in progress		29,498	61,135	30,157	57,155

	(Won)	3,310,575	6,462,490	3,767,221	7,279,255

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(25)	Income Taxes

(a)	The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	2004	2005 and thereafter
Up to (Won)100 million	16.5%	14.3%
Over (Won)100 million	29.7%	27.5%

The components of income tax expense (benefit) for the three and six-month periods ended June 30, 2003 and 2004 are as follows:

	Millions
	2003			2004
	three-month period		six-month period	three-month period	six-month period
Current income tax expense	(Won)	206,700	642,258	74,438	332,756
Deferred income tax expense (benefit)		85,867	42,275	8,477	(13,124)

	(Won)	292,567	684,533	82,915	319,632

(b)	The provision for income taxes calculated using tax rates differs from the actual provision for the six-month periods ended June 30, 2003 and 2004 for the following reasons:

	Millions
	2003		2004
Provision for income taxes at normal tax rates	(Won)	608,070	283,316
Tax effect of prior years additional income payment, net		(427)	13,342
Utilization of tax loss carryforward		(22,994)	(28,154)
Tax effect of permanent differences, net		22,115	16,834
Investment tax credit		(45,000)	(59,667)
Impairment of deferred tax asset		122,769	93,961

Actual provision for income taxes	(Won)	684,533	319,632

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 33.4% and 33.5% for the six-month periods ended June 30, 2003 and 2004, respectively.

In April 2004, the Company received a preliminary notice as a result of an ongoing audit by the National Tax Service with respect to prior year income taxes of an additional assessment related to such prior years in the amount of (Won)73,793 million. Although the Company has appealed to the National Tax Service, it has provided for the tax assessment in the accompanying financial statements for the three and six-month period ended June 30, 2004.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(25)	Income Taxes, Continued

(c)	The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2003 and June 30, 2004 are presented below:

	Millions
	2003		2004
Deferred income tax assets:
Retirement and severance benefits	(Won)	9,309	11,068
Allowance for doubtful accounts		161,473	177,802
Refundable deposits for telephone installation		20,022	18,953
Equity in losses of affiliates		221,957	270,035
Investment securities		50,469	62,453
Tax credit carryforwards		25,816	18,743
Loss carryforwards		80,230	63,444
Other, net		90,355	168,498

Total deferred income tax assets		659,631	790,996

Deferred income tax liabilities:
Accumulated depreciation		28,166	56,464
Accrued interest income		2,257	4,826

Total deferred income tax liabilities		30,423	61,290

Less: Valuation allowance		(213,812)	(281,705)

Net deferred income tax asset	(Won)	415,396	448,001

Following the Company’s acquisition of a controlling financial interest in KTM in July 2000, KTM reassessed its business plan, operations strategy, growth prospects and involvement with the Company in KTM’s future business. As part of the revised strategy, KTM’s intent was to seek a merger partner and undertake other operational changes. During December 2000, KTM concluded that it was not likely that it would be able to realize the tax benefit of its loss carryforward and, therefore, wrote off the related deferred tax assets in the amount of (Won)233,496 million as of December 31, 2000 by a charge to deferred income tax expense in 2000.

In 2001, KTM merged with KTF with the combined entity operating under the name of KTF. As a result of KTM’s operating performance in 2001 as well as a change in tax regulations, KTF was able to utilize KTM’s loss carryforward in the amount of (Won)150,653 million in 2002, (Won)135,600 million in 2003 and (Won)94,794 million in 2004. However, KTF concluded that it is not probable that the tax benefit of the loss carryforward generated by KTM can be realized in future years and therefore, did not recognize a deferred income tax asset related to KTM’s remaining loss carryforwards of (Won)196,951 million as of June 30, 2004 which will be expired through 2005.

For the six-month periods ended June 30, 2003 and 2004, the Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates and, therefore, wrote off deferred income tax assets in the amount of (Won)122,769 million and (Won)89,586 million, respectively, by a charge to deferred income tax expense.

In April 2004, KTR was merged into KTN, a subsidiary of KT, and wrote off the deferred tax assets in the amount of (Won)4,375 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(26)	Earnings Per Share

(a)	Earnings per share of common stock for the three-month periods ended June 30, 2003 and 2004 are calculated as follows:

	Millions (except number of shares and earnings per share)
	2003		2004
(i) Basic earnings per share

Net earnings	(Won)	289,924	219,784
Weighted-average number of shares common stock (in thousands)		216,417	210,759

Basic earnings per share (in won)	(Won)	1,340	1,043

(ii) Diluted earnings per share

Net earnings	(Won)	289,924	219,784
Adjustments:
Interest expense on convertible notes		12,873	12,934

Net earnings available for common and common equivalent shares		302,797	232,718
Weighted-average number of common and common equivalent shares (in thousands)		263,934	257,046

Diluted earnings per share (in won)	(Won)	1,147	905

(b)	Earnings per share of common stock for the six-month periods ended June 30, 2003 and 2004 are calculated as follows:

	Millions (except number of shares and earnings per share)
	2003		2004
(i) Basic earnings per share

Net earnings	(Won)	1,227,685	581,770
Weighted-average number of shares common stock (in thousands)		217,785	210,759

Basic earnings per share (in won)	(Won)	5,637	2,760

(ii) Diluted earnings per share

Net earnings	(Won)	1,227,685	581,770
Adjustments:
Interest expense on convertible notes		25,584	25,913

Net earnings available for common and common equivalent shares		1,253,269	607,683
Weighted-average number of common and common equivalent shares (in thousands)		265,302	257,046

Diluted earnings per share (in won)	(Won)	4,724	2,364

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(26)	Earnings Per Share, Continued

(ii)	Diluted earnings per share, Continued

Diluted earnings per share are calculated based on the effect of potentially dilutive securities that were outstanding during the period. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.

Potentially dilutive securities as of June 30, 2004 are as follows:

	Potentially dilutive shares (thousands)
	2003	2004
Convertible notes (note 14)	47,519	46,287
Stock options (note 27)	479	512
Bonds with warrants (note 14)	9,270	—

	57,268	46,799

Stock options and bonds with warrants did not enter into the determination of diluted earnings per share in 2003 and 2004 because of the anti-dilutive effect on the exercise of warrants.

(27)	Stock Options

The Company granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant
Grant date	December 26, 2002	September 16, 2003	December 12, 2003
Exercise price (in Won)	(Won)70,000 per share	(Won)57,000 per share	(Won)65,000 per share
Number of shares	371,632 shares	34,200 shares	106,141 shares
Exercise period	December 27, 2004 ~ December 26, 2009	September 17, 2005 ~ September 16, 2010	December 13, 2005 ~ December 12, 2010
Valuation method	Fair value based method (Black- Scholes model)	Fair value based method (Black- Scholes model)	Fair value based method (Black- Scholes model)

The first grant of stock options consisted of 680,000 shares of common stock, including 220,000 shares under performance condition at the option price of (Won)70,000 per share. However, the number of stock options decreased to 371,632 shares and the total cost of compensation from (Won)10,602 million to (Won)8,311 million because of the resignation of two officers.

The second grant of stock options consisted of 36,400 shares of common stock at the option price of (Won)57,000 per share. However, the number of stock options decreased to 34,200 shares and the total cost of compensation from (Won)453 million to (Won)426 million because of the resignation of an independent outside director.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(27)	Stock Options, Continued

The third grant of stock options consisted of 120,000 shares of common stock, including 40,000 shares under performance condition at the option price of (Won)65,000 per share. As of June 30, 2004, the total shares that are expected to be exercised are 106,141 and the total cost of compensation is (Won)1,160 million.

The options are fully vested upon completion of two years mandatory service periods starting from the grant dates. The first and third granted option holders can exercise one third of total options annually from 2004 and 2005, respectively. The second granted options holders can exercise total options when the options are vested.

The Company adopted the fair value based method (Black-Scholes model) for the calculation of compensation costs which are amortized to expense over the option vesting periods. The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	3rd Grant
Risk free interest rate	5.46%	4.45%	5.09%
Expected option life	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%
Expected dividend yield ratio	1.10%	1.57%	1.57%
Fair value per option (in Won)	(Won)22,364	(Won)12,443	(Won)10,926
Total compensation cost (in millions)	(Won)8,311	(Won)426	(Won)1,160

For the six-month period ended June 30, 2004, the Company recognized a compensation benefit of (Won)1,167 million related to forfeited options resulting from incompletion of mandatory service periods from accumulated cost recognized in prior periods.

Changes in the total cost of compensation for the six-month period ended June 30, 2004 are summarized as follows:

	Millions
Adjusted total cost of compensation

Total cost of compensation before adjustment	(Won)	12,215
Cost of compensation - forfeited		(2,318)

		9,897

Accumulated cost recognized up to prior periods		(5,479)

Cost recognized for the period
Cost of compensation – forfeited		1,167
Cost of compensation for the period		(2,464)

		(1,297)

Cost recognized in the remaining periods	(Won)	3,121

In addition, KTF and KTP, subsidiaries of KT, granted stock options to its officers and adopted the fair value based method for the calculation of compensation expense which is amortized to expense over the option vesting period. KTF and KTP recognized (Won)1,873 million (accumulated) as capital adjustments as of June 30, 2004.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(28)	Segment Information

The Company has two reportable operating segments - wireline communications and PCS services (including IMT-2000 services). Wireline communications include all services provided to fixed line customers, including internet services, data communication services, wire and other facilities, leased line services and telephone services. PCS services (including IMT-2000 services) reportable operating segment became to provide both PCS service and IMT-2000 service through the merger between two separate legal entities, KTF and KT ICOM during 2003. PCS service is a digital wireless telephone system that uses light handsets with a long battery life to communicate via low-power antennas. PCS telephones have the capacity to receive and send data as well as voice transmission. IMT-2000 service is a third-generation, high-capacity wireless communication system that enables subscribers to utilize a full range of mobile multi-media services including video phone and wireless data transmission. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment below, and include entities providing, among others, submarine cable construction and group telephone management.

The Company’s reportable segments consist of separate legal entities that offer different products and services and/or serve different customers. No single customer accounted for revenues in excess of 10% of total revenues. The entities are managed differently since they utilize different technology and marketing strategies and have different capital requirements. Management primarily evaluates the performance of the segments based on operating income (loss).

The Company accounts for intersegment revenues and costs as if the related transactions were with third parties. The adjustments included in “Reconciling Adjustments,” line item “Other income (deductions), net” include minority interest in earnings of consolidated subsidiaries of (Won)135,155 million and (Won)52,523 million for the six-month periods ended June 30, 2003 and 2004, respectively, and elimination of the parent company’s equity in net earnings of KTF and other subsidiaries of (Won)70,946 million and (Won)20,166 million for the six-month periods ended June 30, 2003 and 2004, respectively. Reconciling adjustments also include reclassification of amortization of goodwill between the line items “Other income (deductions), net” and “Operating expenses – Depreciation and amortization” in the amount of (Won)147,153 million and (Won)147,153 million for the six-month periods ended June 30, 2003 and 2004, respectively. Additionally, reconciling adjustments include intersegment eliminations in all line items.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(28)	Segment Information, continued

The following table provides information for each operating segment as of and for the six-month period ended June 30, 2003 :

	2003 (millions)
	Wireline Communications		PCS Services (including IMT-2000 Services)	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	5,674,132	2,208,952	232,445	—	8,115,529
Intersegment		244,736	283,157	186,260	(714,153)	—

		5,918,868	2,492,109	418,705	(714,153)	8,115,529
Operating expenses:
Depreciation and amortization		1,150,516	404,606	27,935	145,472	1,728,529
Other		3,432,478	1,676,483	374,512	(749,512)	4,733,961

		4,582,994	2,081,089	402,447	(604,040)	6,462,490

Operating income (loss)		1,335,874	411,020	16,258	(110,113)	1,653,039

Interest income		46,196	14,506	7,542	(5,397)	62,847
Interest expense		(221,300)	(141,676)	(6,631)	5,397	(364,210)
Other income (expense), net		727,484	(19,910)	(34,092)	(112,940)	560,542

Earnings (loss) before income taxes		1,888,254	263,940	(16,923)	(223,053)	1,912,218

Income taxes		643,268	34,865	6,051	349	684,533

Net earnings (loss)	(Won)	1,244,986	229,075	(22,974)	(223,402)	1,227,685

Total assets	(Won)	20,151,043	8,152,060	1,191,560	(2,581,024)	26,913,639

Capital expenditures	(Won)	555,199	524,015	49,454	(4,757)	1,123,911

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(28)	Segment Information, continued

The following table provides information for each operating segment as of and for the six-month period ended June 30, 2004 :

	2004 (millions)
	Wireline Communications		PCS Services (including IMT-2000 Services)	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	5,799,321	2,615,271	271,550	—	8,686,142
Intersegment		257,797	318,995	394,036	(970,828)	—

		6,057,118	2,934,266	665,586	(970,828)	8,686,142
Operating expenses:
Depreciation and amortization		1,103,036	533,569	65,725	146,131	1,848,461
Other		3,624,807	2,194,236	600,325	(988,574)	5,430,794

		4,727,843	2,727,805	666,050	(842,443)	7,279,255

Operating income (loss)		1,329,275	206,461	(464)	(128,385)	1,406,887

Interest income		37,103	3,365	9,550	(8,175)	41,843
Interest expense		(212,190)	(111,462)	(13,499)	8,175	(328,976)
Other income (expense), net		(291,249)	2,904	(12,118)	82,111	(218,352)

Earnings (loss) before income taxes		862,939	101,268	(16,531)	(46,274)	901,402

Income taxes		307,810	9,188	2,860	(226)	319,632

Net earnings (loss)	(Won)	555,129	92,080	(19,391)	(46,048)	581,770

Total assets	(Won)	20,351,999	8,166,556	1,299,982	(2,856,317)	26,962,220

Capital expenditures	(Won)	656,928	584,725	101,252	(3,236)	1,339,669

(29)	Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the three and six-month periods ended June 30, 2003 and 2004 are summarized as follows:

	Millions
	2003			2004
	three-month period		six-month period	three-month period	six-month period
Change in unrealized gains (losses) due to the sales of available-for-sale securities	(Won)	—	(780,897)	14,867	31,246
Available-for-sale securities transferred to treasury stock		—	730,704	—	—
Construction in progress transferred to property, plant and equipment		296,258	433,923	464,448	962,121
Inventory transferred to property, plant and equipment		26,068	62,910	1,815	9,192
Long-term debt transferred to current liabilities		544,014	1,344,014	1,573,439	2,497,830

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(30)	Contribution Payments for Research and Development

The Company made contributions of (Won)31,065 million and (Won)35,816 million to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes for the six-month periods ended June 30, 2003 and 2004, respectively.

(31)	Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. For the six-month periods ended June 30, 2003 and 2004, amounts reimbursed to the Company were (Won)26,618 million and (Won)11,385 million, respectively.

(32)	Economic Environment

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

(33)	Subsequent Event - Interim Dividend

On July 29, 2004, an interim dividend was declared by the Board of Directors of (Won)210,759 million. The Company paid this dividend to common shareholders on August 13, 2004.

(34)	Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with Korean GAAP which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). In addition, there are various classification differences between Korean GAAP and U.S. GAAP on the balance sheets, statements of earnings and retained earnings and cash flows. These reclassifications do not have any impact on the shareholders’ equity, net income or earnings per share amounts reported under U.S. GAAP. The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s financial statements are described below.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(a)	Companies Included in Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary owns more than 30% of total outstanding voting stock and is the largest stockholder are included in the consolidation. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock not be consolidated; rather that entity should be accounted for under the equity method. Accordingly, the following entities are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method:

	Percentage of ownership
Entity	December 31, 2003	June 30, 2004
KTF	46.9	48.1
KTP	44.8	44.8
KTSC	36.9	36.9

In addition, under Korean GAAP, the Company consolidates KTFT (owned 57.4% and 70.8%, respectively, by KTF) as of December 31, 2003 and June 30, 2004. This entity is also accounted for under the equity method under U.S. GAAP.

Presented below is summarized combined financial information of the above companies in accordance with Korean GAAP as of December 31, 2003 and June 30, 2004, and for the six-month periods ended June 30, 2003 and 2004.

	Millions
	2003		2004
Current assets	(Won)	1,314,125	1,795,420
Other assets		6,628,830	6,806,171

Total assets		7,942,955	8,601,591

Current liabilities		2,464,485	2,637,357
Other liabilities		2,175,495	2,733,953

Total liabilities		4,639,980	5,371,310

Net assets	(Won)	3,302,975	3,230,281

	Millions
	2003		2004
Operating revenues	(Won)	2,706,622	3,251,465
Operating income		416,570	216,107
Net earnings	(Won)	235,906	105,599

The Company’s proportionate share of U.S. GAAP adjustments of KTF, KTSC, KTFT and KTP are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and shareholders’ equity. Condensed consolidated balance sheets as of December 31, 2003 and June 30, 2004, and condensed consolidated income statements of the Company under U.S. GAAP for the six-month periods ended June 30, 2003 and 2004 are presented elsewhere in note 34.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)	Debt and Equity Securities

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 8 “Investment in Securities”. This standard is similar to existing U.S. GAAP as below except the accounting for non-marketable equity securities. For Korean GAAP purposes, non-marketable securities should be classified as available-for-sale and carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. For U.S. GAAP purposes, non-marketable securities are classified as cost method investments and carried at cost.

For U.S. GAAP purposes, the Company accounts for investments under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling in the short term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity until realized.

Under Korean GAAP, the equity-linked debt securities are treated as available-for-sale securities and are reported at fair value based on the quoted price of SK Telecom shares. Unrealized gains and losses are excluded from earnings and reported in a separate component of stockholders equity.

For U.S. GAAP purposes, the equity-linked debt securities are considered a hybrid instrument with an equity based derivative embedded in a debt instrument. In accordance with SFAS No. 133, the equity- based embedded derivative is separated from the debt instrument and accounted for separately. The embedded derivative is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

Under Korean GAAP, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9 “Convertible Securities.” As a result, the convertible notes are treated as available-for-sale securities and are reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as the component of the stockholders’ equity. However, since these convertible notes are between KT and KTF (consolidated subsidiary under Korean GAAP), the convertible notes and related interest income/expense are eliminated in consolidation.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)	Debt and Equity Securities, Continued

For U.S. GAAP purposes, KTF is treated as an equity method investment. As a result, the convertible notes are considered a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, the conversion option is separated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

Information under U.S. GAAP with respect to investments under SFAS No. 115 at December 31, 2003 and June 30, 2004 is as follows:

	2003 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	14,523	3,170	341	17,212
Debt securities (available-for-sale)		669,838	11,010	12,594	668,254
Debt securities (held-to-maturity)		12,068	—	—	12,068

	(Won)	696,429	14,180	12,935	697,534

	2004 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	14,523	3,831	346	17,865
Debt securities (available-for-sale)		691,394	20,065	8,353	703,106
Debt securities (held-to-maturity)		4,303	—	—	4,303

	(Won)	710,220	23,896	8,699	725,274

In addition, the Company has trading securities of (Won)16,340 million and (Won)10,038 million as of December 31, 2003 and June 30, 2004.

The proceeds from sales of available-for-sale securities were (Won)116,281 million for the year ended December 31, 2003 and (Won)267,725 million for the six-month period ended June 30, 2004. The gross realized gains on those sales were (Won)763,779 million for the year ended December 31, 2003 and the gross realized loss on those sales (Won)3,805 million for the six-month period ended June 30, 2004. The average cost method is used to calculate gains or losses from the sale of available-for-sale securities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)	Debt and Equity Securities, Continued

In addition, prior to 1995, the Company’s investment in SK Telecom was accounted for under the equity method for both Korean GAAP and U.S. GAAP. In 1995, the Company’s investment in SK Telecom decreased to below 20% and the Company concluded that it no longer had significant influence with respect to its investment in SK Telecom. As a result, under both Korean GAAP and U.S. GAAP, the Company discontinued the use of the equity method. However, under Korean GAAP, certain previously recognized equity in earnings was reversed as an adjustment to retained earnings. As a result, the Company’s cost basis for its investment in SK Telecom was higher under U.S. GAAP than under Korean GAAP. This difference was eliminated since the investment in SK Telecom was reported at fair value under both Korean GAAP and U.S. GAAP, with the unrealized gain reported in a separate component of stockholders’ equity until realized.

In 2003, as described in note 21 (c), the Company sold all of its shares in SK Telecom. As a result of the higher cost basis under U.S. GAAP, an adjustment has been recorded in the net earnings reconciliation to reduce U.S. GAAP net earnings.

In December 2003, the Emerging Issues Task Force (EITF) 03-1,”The Meaning of Other- Than-Temporary Impairment and Its Application to Certain Investments” and addresses how to define an “other-than-temporary impairment” as well as its application to investments classified as either “available-for-sale” and “held-to-maturity” under SFAS 115. The EITF requires disclosure of securities in a continuous unrealized loss position to be stratified based on length of time those securities were carried in such a position (less than 12 months or 12 months more). Comparative information for earlier periods is not required. The Company has included the new disclosure requirements of EITF 03-1 in the following paragraph.

The following table shows the investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been a continuous unrealized loss position as of June 30, 2004:

	2004 (millions)
	Less than 12 Months			12 Months or more		Total
	Fair value		Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity-linked notes	(Won)	—	—	57,150	8,353	57,150	8,353
Common stock		—	—	1,287	346	1,287	346

Total temporarily impaired securities	(Won)			58,437	8,699	58,437	8,699

(c)	Business Combinations

Under Korean GAAP, upon acquiring a controlling financial interest in a subsidiary, either the difference between the Company’s cost of an acquired business and the fair value of tangible and identifiable intangible assets acquired or the difference between the cost of an acquired business and the corresponding share of stockholders’ equity (book value) of an acquired business, depending on the availability of fair value information, is presented as goodwill. In addition, acquisitions are accounted for assuming such transactions occur as of the date of the audited or reviewed financial statements of the acquired business which are closest to the date of acquisition.

Under U.S. GAAP, the cost of an acquired business is allocated to the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed, with any excess presented as goodwill and the acquisitions are accounted for as of the date the transaction occurred.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(d)	Goodwill

Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over its estimated economic useful life. When it is no longer probable that goodwill will be recovered from expected future economic benefits, it is expensed immediately. Also, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is being amortized by the straight-line method over its estimated useful life.

Effective January 1, 2002, KT adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at least annually. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. In addition, the amortization period for intangible assets with finite lives will no longer be limited to 40 years. In accordance with SFAS No. 142, goodwill is tested for impairment on an annual basis by comparing the fair value of the Company’s reporting units to their carrying amounts.

Identifiable intangible assets as of December 31, 2003 and June 30, 2004, are as follows:

	2003 (Millions)
	Gross Carrying Amount		Accumulated Amortization	Net Amount
Amortized intangible assets:

Internal-use software	(Won)	284,523	107,028	177,495
Buildings and facilities utilization rights		103,443	41,630	61,813
Purchased consumer data		946	128	818
Other		16,231	6,254	9,977

Total	(Won)	405,143	155,040	250,103

	2004 (Millions)
	Gross Carrying Amount		Accumulated Amortization	Net Amount
Amortized intangible assets:
Internal-use software	(Won)	327,461	157,096	170,365
Buildings and facilities utilization rights		103,414	44,065	59,349
Purchased consumer data		953	137	816
Other		16,484	7,607	8,877

Total	(Won)	448,312	208,905	239,407

Amortization expense:

For the six-month period ended June 30, 2003     (Won) 22,873 million

For the six-month period ended June 30, 2004     (Won) 31,275 million

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(d)	Goodwill, Continued

Estimated amortization expense:

For the fiscal period ending June 30,	Millions
2005	(Won)	61,507
2006		55,011
2007		45,686
2008		19,299
2009		14,634

The weighted average amortization period of total amortized intangible assets, internal-use software and right of utilization are 9 years, 6 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization.

The changes in the carrying amount of goodwill for the year ended December 31, 2003 and the six-month period ended June 30, 2004 are as follows:

	Millions
	PCS Service		Miscellaneous	Total
Balance as of January 1, 2003	(Won)	755,644	14	(Won)	755,658
Goodwill acquired during the period		—	—		—
Impairment loss		(755,644)	—		(755,644)

Balance as of December 31, 2003	(Won)	—	14	(Won)	14

Goodwill acquired during the period		—	—		—
Impairment loss		—	—		—

Balance as of June 30, 2004	(Won)	—	14	(Won)	14

*	PCS service segment goodwill is included in equity method investments as of December 31, 2003 and June 30, 2004, under U.S. GAAP.

KTF, an equity investee accounted for using the equity method of accounting included in the PCS service segment, was tested for impairment during 2003 because of the significant decrease of the quoted market value of its stock. In 2003, the Company recognized an impairment loss amounting to (Won)789,503 million, relating to KTF.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(e)	Additional Equity Investments in and Transactions of Subsidiaries

Under Korean GAAP, subsequent to acquiring a controlling financial interest in a subsidiary, additional equity investments by the Company in subsidiaries stock and other equity transactions of subsidiaries are accounted for assuming such transactions occur as of the date of audited or reviewed financial statements of the acquired subsidiary closest to the date of acquisition. In addition, the difference between the Company’s cost of the acquired additional interest and the corresponding share of stockholders’ equity of the acquired subsidiary is presented as an adjustment to capital surplus.

Under U.S. GAAP, such equity investments in and transactions of affiliates and subsidiaries are recorded and accounted for as of the date the transaction occurs. As a result, the Company has a different basis in its equity investments in the subsidiaries under Korean GAAP as compared to U.S. GAAP. Therefore, any gains or losses recorded by the Company (which are recorded as capital transactions in stockholders’ equity) when an equity investee sells shares of its stock will be different under U.S. GAAP as compared to Korean GAAP. In addition, under U.S. GAAP, the cost of an additional equity interest would be allocated based on the fair value of net tangible and identifiable assets acquired and liabilities assumed, with the excess allocated to goodwill.

(f)	Depreciation

In 1995, KT adopted a method of depreciation, as allowed under Korean GAAP, whereby property, plant and equipment placed in service at any time in the first half of the year received a full year of depreciation expense, and property, plant and equipment placed in service at any time in the second half of the year received one-half year of depreciation. Also, as permitted under Korean GAAP, depreciation of these assets was based on lives which are shorter than their economic useful lives. In 1996, KT readopted the policy utilized, also acceptable under Korean GAAP, whereby property, plant and equipment is depreciated from the actual date it is placed in service, while continuing to use useful lives which are shorter than the economic useful lives of such assets. In 1998, under Korean GAAP, as required under a ruling by the National Tax Service (which is also applicable under Korean GAAP), the Company changed the estimated useful lives of certain assets, including underground access to cable tunnels and concrete and steel telephone poles acquired after 1995, from 6 years to periods ranging from 20 years to 40 years, and changed the depreciation method from the declining-balance method to the straight-line method.

In 1999, under Korean GAAP, the Company changed its depreciation method for buildings and structures acquired before December 31, 1994, from the declining-balance method to the straight-line method in order to be consistent with the method applied to buildings and structures acquired after January 1, 1995.

Under U.S. GAAP, property, plant and equipment is generally depreciated over its estimated useful life in a systematic and rational manner. In addition, the depreciation method in the year of acquisition based on the Company’s in-service dates for its capital additions in 1995 described above, does not comply with U.S. GAAP in that significant depreciation expense is recognized prior to the actual use of the asset. The change in estimated useful lives in 1998, and the changes in 1998 and 1999 from the declining-balance method to the straight-line method would also not be appropriate under U.S. GAAP. Accordingly, adjustments have been reflected for U.S. GAAP purposes for the effect of each of these items.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(f)	Depreciation, Continued

Under U.S. GAAP, property, plant and equipment is generally depreciated by using the declining-balance method except for the assets of certain subsidiaries, buildings and structures acquired in 1995 and thereafter which are depreciated using the straight-line method.

Under U.S. GAAP, the useful lives of property, plant and equipment are summarized as follows:

Estimated Useful Lives
Buildings and structures	5 -60 years
Underground access to cable tunnels, and concrete and steel telephone poles	10 -40 years
Machinery and equipment	8 - 10 years
Vehicles	3 - 5 years
Tools, furniture and fixtures:
Steel safe boxes	20 years
Tools, computer equipment, furniture and fixtures	2 - 8 years

(g)	Interest Capitalization

Under Korean GAAP, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7 “Capitalization of Financing Costs”. As allowed by this standard, the Company has elected to expense all interest costs as incurred beginning in 2003.

Under U.S. GAAP, interest is capitalized in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended use. Under U.S. GAAP, details of interest capitalization for the the six-month periods ended June 30, 2003 and 2004 are as follows:

	Millions
	2003		2004
Total interest costs incurred	(Won)	226,853	223,262
Less amounts charged to expense		216,881	216,135

Interest capitalized	(Won)	9,972	7,127

(h)	Intangible Assets

Under Korean GAAP, pre-operating costs and research costs are expensed as incurred, and development costs and organization costs are deferred and amortized over estimated useful lives provided such costs are recoverable from future earnings. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 3 “Intangible Assets”, which requires that organization costs are to be expensed as incurred. In addition, the cumulative effects on prior years of this change in accounting method of (Won)1,530 million have been charged to the retained earnings and (Won)2,198 million of minority interest as of January 1, 2003. All of these costs are expensed as incurred under U.S.GAAP except for capitalized internal software costs. Therefore, the adoption of SKAS No. 3 did not require any U.S.GAAP adjustments.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(i)	Bonds with Stock Warrants

Under Korean GAAP, prior to January 1, 2003, all proceeds received for bonds issued with detachable stock warrants, are recorded as a debt obligation and are not allocated between the debt and stockholders’ equity components. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, which requires that the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. In accordance with SKAS No. 9, the new requirements are applicable on a prospective basis to bonds with warrants issued or modified after December 31, 2002.

Under U.S. GAAP and consistent with SKAS No. 9, the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. The allocations is based on the relative fair values at the date of issuance and the portion of proceeds allocated to the stock warrants is recorded in stockholders’ equity.

(j)	Revenue Recognition

Under Korean GAAP, non-refundable service initiation fees for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon receipt.

Under U.S. GAAP, service installation fees related to activation of ongoing service are deferred and recognized to revenue over the expected estimated terms of customer relationships. The Company defers service installation fees over the expected terms of customer relationship. The expected terms of customer relationships for telephone, broadband Internet access, PCS services and leased-line service are 15 years, 3 years, 4 years and 3 years, respectively. Incremental direct costs related to customer acquisition are expensed as incurred.

(k)	Foreign Currency Transactions

Under Korean GAAP, prior to January 1, 2003, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property, plant and equipment, are included in results of operations. Effective January 1, 2003 the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs”. As allowed by the Standard, the Company elected to include all unrealized foreign currency translation gains and losses (including property, plant and equipment) in the results of operations.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included in property, plant and equipment under Korean GAAP are reversed.

Under Korean GAAP, the convertible notes denominated in a foreign currency are regarded as non-monetary liabilities since they have equity like characteristics, and the Company does not recognize the associated foreign currency translation gain or loss.

Under U.S. GAAP, the convertible notes denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(l)	Equity-Linked Securities

Under Korean GAAP, the equity-linked security owned by the Company is considered as an available-for-sale security and recorded at fair value at the balance sheet date. Fair value is calculated based on the quoted market price of SK Telecom shares. Unrealized holding gains and losses are recorded as a separate component of stockholders’ equity.

Under U.S. GAAP, the equity-linked security is separated into two components, the host contract and the embedded derivative. The host contract is recorded as an available-for-sale debt security and unrealized holding gains and losses are excluded from earnings and included as a separate component of stockholder’s equity. The fair value of the debt security is based on the third party’s appraisal value. The embedded derivative is recorded at fair value and unrealized gains and losses are recorded in results of operations. The fair value of the derivative is based on commonly accepted valuation methods.

(m)	Convertible Notes

Under Korean GAAP, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, which requires that convertible notes are treated as available-for-sale securities and are reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as a component of stockholders’ equity. However, since these convertible notes are between the parent and the consolidated subsidiary under Korean GAAP, the convertible notes and related interest income/expense are eliminated in consolidation.

For U.S. GAAP purposes, KTF is treated as an equity method investment. As a result, the convertible notes are considered a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, the conversion option is separated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

(n)	Income Taxes

Under Korean GAAP, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on investment securities that are reported in a separate component of stockholders’ equity. Any income tax refund (payment) attributable to a prior year is included in other income (expense).

Under U.S. GAAP, deferred taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported in other comprehensive income. Any income tax refund (payment) attributable to a prior year is included in income tax benefit (expense).

Under Korean GAAP, deferred tax asset provided for equity in losses for affiliates are recognized only to extent that it is probable that such deferred tax asset is recoverable within 5 years.

Under U.S. GAAP, there is no prescribed time limit with respect to the realization of a deferred tax asset provided on the excess tax basis over book basis of an investment in an equity method investee.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(o)	Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interests in consolidated subsidiaries are presented for all periods as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity in the consolidated balance sheet.

(p)	Other

Korean GAAP requires gains and losses from the sale of assets and impairment write-downs to be included as part of “non-operating income (expense)”. For U.S. GAAP purposes, gains and losses from the sale of assets and impairment write-downs are required to be recorded as a component of “operating income”.

(q)	Comprehensive Income

Under U.S. GAAP, the Company applies the provisions of SFAS No. 130 which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Such presentation is not required under Korean GAAP. Comprehensive income for the six-month periods ended and accumulated other comprehensive income balances as of June 30, 2003 and 2004 are summarized as follows:

	Millions
	As of and for the six-month periods ended June 30,
	2003		2004	2004 (note 3)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,364,371	739,641	$639.8
Other comprehensive income, net of taxes:
Foreign currency translation adjustments		825	1,377	1.2
Unrealized gains (losses) on investments:
Unrealized holding gains net of tax of, (Won)3,779 million and (Won)1,748 million in 2003 and 2004, respectively		8,943	4,574	4.0
Reclassification adjustment, net of tax of, (Won)(226,842) million and (Won)1,130 million in 2003 and 2004, respectively		(536,937)	2,675	2.3

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	837,202	748,267	$647.3

	Millions
	As of and for the six-month periods ended June 30,
	2003		2004	2004 (note 3)
Accumulated other comprehensive income (loss) balances:
Foreign currency translation adjustments	(Won)	(7,121)	(4,482)	$(3,9)
Unrealized gains (losses) on investments		(153)	8,429	7.3

	(Won)	(7,274)	3,947	$3.4

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(r)	Statement of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTF, KTFT, KTSC and KTP, which are accounted for under the equity method under U.S. GAAP.

(s)	Recent Changes in U.S. GAAP

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The Company is required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The Company currently does not have any VIEs that are within the scope of this Statement.

FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise was effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005 except that certain provisions have been deferred indefinitely pursuant to FASB Staff Position No. FAS 150-3. The Company currently does not have any financial instruments that are within the scope of this Statement.

In April 2003, the FASB issued Statement of Financial Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “ Accounting for Derivative Instruments and Hedging Activities”. This statement is effective prospectively for contracts entered into or modified after December 31, 2003, and for hedging relationships designated after December 31, 2003. SFAS No. 149 did not have an impact upon initial adoption and is not expected to have a material effect on the Company’s results of operations, financial position and cash flows.

In March 2004, the EITF reached a consensus regarding EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired. The EITF 03-1 guidance for determining other-than-temporary impairment will be effective beginning with the second half of 2004. The Company adopted EITF 03-01 disclosure requirement of certain disclosures for securities accounted for under FASB statement 115, which reached a consensus at the December 13, 2003 meeting. The Company is currently evaluating the impact that EITF 03-1 may have on its consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(t)	U.S.GAAP Reconciliations

The effects of the significant adjustments to net earnings and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Millions, except per share data
	Six month periods ended June 30,
	2003		2004	2004 (note 3)
Net earnings in accordance with Korean GAAP	(Won)	1,227,685	581,770	$503.3
Adjustments:
Intangible assets		2,158	3,684	3.2
Depreciation		(43,368)	(52,860)	(45.7)
Equity in earnings of equity method affiliates
Reversal of goodwill amortization		65,057	65,057	56.3
Different useful life of intangibles		3,605	30,058	26.0
Additional acquisitions of equity investees		(15,182)	(26,958)	(23.3)
U.S. GAAP adjustments of equity method affiliates		27,043	2,041	1.7
Interest capitalization (including related depreciation), net		26,363	15,181	13.1
Capitalized foreign exchange transactions, net		2,445	2,145	1.9
Foreign currency translation of convertible notes		8,902	50,845	44.0
Service installation fees		1,080	(13,307)	(11.5)
Reversal of gain on disposition of investment		(17,628)	—	—
Equity-linked securities		(23,753)	29,836	25.8
Convertible notes of KTF		(9,799)	494	0.4
Bonds with stock warrants		(3,027)	(3,266)	(2.8)
Deferred income tax methodology difference		122,769	92,727	80.2
Deferred income tax effects of U.S. GAAP adjustments		(9,979)	(37,806)	(32.8)

		136,686	157,871	136.5

Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,364,371	739,641	$639.8

Basic earnings per share in accordance with U.S. GAAP	(Won)	6,264	3,505	$3.03

Diluted earnings per share in accordance with U.S. GAAP	(Won)	5,215	2,835	$2.45

Dividend per share in accordance with U.S. GAAP	(Won)	860	2,000	$1.73

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(t)	U.S.GAAP Reconciliations, Continued

The following table sets forth the computation of basic and diluted earnings per share:

	Millions, except per share data
	Periods ended June 30,
	2003		2004	2004 (note 3)
Net income available to common shareholders	(Won)	1,364,371	739,641	$639.8
Dilutive effect of convertible notes		19,325	(11,091)	(9.6)

		1,383,696	728,550	630.2

Weighted average outstanding shares of common stock		218	211
Dilutive effect of convertible notes		47	46

Common stock and common stock equivalents		265	257

Basic earnings per share in accordance with U.S. GAAP	(Won)	6,264	3,505	$3.03

Diluted earnings per share in accordance with U.S. GAAP	(Won)	5,215	2,835	$2.45

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding had the dilutive potential common stock been issued. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain(loss) recognized associated with convertible notes. Bonds with warrants and stock options were not considered when calculating diluted earnings per share because the exercise price of the warrants and stock options was greater than the average market price of the common share and, therefore, the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(t)	U.S.GAAP Reconciliations, Continued

	Millions
	Year end December 31,			Period ended June 30,
	2003		2004	2004 (note 3)
Stockholders’ equity in accordance with Korean GAAP	(Won)	8,396,620	8,492,260	$7,346.2
Adjustments:
Intangible assets		(5,701)	(2,017)	(1.7)
Depreciation		(16,474)	(69,334)	(60.1)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization		260,226	325,283	281.4
Different useful life of intangibles		96,449	126,507	109.4
Additional acquisitions of equity investees		352,650	326,645	282.6
Impairment loss relating to equity investee		(1,452,848)	(1,452,848)	(1,256.8)
Goodwill impairment		(12,947)	(12,947)	(11.2)
U.S. GAAP adjustments of equity method affiliates		46,129	50,869	44.0
Interest capitalization (including related depreciation), net		(55,629)	(40,448)	(35.0)
Capitalized foreign exchange transactions, net		(5,280)	(3,135)	(2.7)
Foreign currency translation of convertible notes		133,304	184,149	159.3
Deferred service installation fees		(521,897)	(535,204)	(463.0)
Bonds with stock warrants		372	(2,894)	(2.5)
Deferred tax effects of U.S. GAAP adjustments		391,307	353,501	305.8
Deferred tax methodology difference		133,582	226,309	195.8
Deferred income taxes on investment securities		(65)	(2,944)	(2.5)
Minority interests		(1,849,303)	(1,760,769)	(1,523.1)

		(2,506,125)	(2,289,277)	(1,980.3)

Stockholders’ equity as adjusted in accordance with U.S. GAAP	(Won)	5,890,495	6,202,983	$5,365.9

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(u)	Condensed Consolidated U.S. GAAP Financial Information

Consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2003 and June 30, 2004 are summarized as follows:

	Millions
	2003		2004	2004 (note 3)
Assets

Notes and accounts receivable - trade	(Won)	1,878,179	1,975,639	$1,709.0
Other current assets		1,845,458	3,278,688	2,836.2
Investments		2,501,212	2,347,237	2,030.5
Property, plant and equipment		11,515,315	10,997,375	9,513.3
Other assets		1,791,955	1,859,077	1,608.2

	(Won)	19,532,119	20,458,016	$17,697.2

Liabilities

Notes and accounts payable - trade	(Won)	925,567	724,850	$627.0
Other current liabilities		2,897,098	4,468,941	3,865.9
Long-term debt, excluding current portion		7,669,463	6,929,734	5,994.6
Other long-term liabilities		2,059,782	2,045,630	1,769.5

Total liabilities		13,551,910	14,169,155	12,257.0

Minority interest in consolidated subsidiaries		89,714	85,878	74.3

Stockholders’ equity		5,890,495	6,202,983	5,365.9

	(Won)	19,532,119	20,458,016	$17,697.2

Condensed consolidated income statements in accordance with U.S. GAAP for the six-month periods ended June 30, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004	2004 (note 3)
Operating revenues	(Won)	5,895,610	6,379,247	$5,518.4
Cost of services		4,081,825	4,503,742	3,896.0

Gross profit		1,813,785	1,875,505	1,622.4

Selling, general and administration expenses		522,717	675,443	584.3
Other operating income (expense), net		40,280	(37,993)	(32.9)

Operating income		1,331,348	1,162,069	1,005.2
Other income (expense)		574,840	(123,075)	(106.5)

Earnings before income tax and minority interest		1,906,188	1,038,994	898.7
Income tax		541,108	299,195	258.8

Earnings before minority interest		1,365,080	739,799	639.9

Minority interest in earnings of consolidated subsidiaries		(709)	(158)	(0.1)

Net earnings	(Won)	1,364,371	739,641	$639.8

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(u)	Condensed Consolidated U.S. GAAP Financial Information, Continued

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the six-month periods ended June 30, 2003 and 2004 are as follows:

	Millions
	2003		2004	2004 (note 3)
Beginning balance	(Won)	7,270,245	5,890,495	$5,095.6
Net earnings		1,364,371	739,641	639.8
Foreign currency translation adjustments		825	1,377	1.2
Unrealized losses on investments, net of tax		(527,994)	7,249	6.3
Treasury stock		(869,085)	28	—
Dividends		(212,887)	(421,516)	(364.6)
Other		2,559	(14,291)	(12.4)

Ending balance	(Won)	7,028,034	6,202,983	$5,365.9

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the six-month periods ended June 30, 2003 and 2004, respectively, are set out below:

	Millions
	2003		2004	2004 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	1,364,371	739,641	$639.8
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		1,187,154	1,191,173	1,030.4
Provision for doubtful accounts		111,729	94,011	81.3
Loss on disposition of property, plant and equipment		29,728	47,600	41.2
Equity in losses (earnings) of affiliates		(14,361)	56,208	48.6
Deferred income tax benefit		(52,503)	(80,545)	(69.7)
Gain on disposition of investment securities		(751,120)	(25,745)	(22.3)
Changes in assets and liabilities:
Payment of retirement and severance benefits		99,468	101,779	88.0
Trade notes and accounts receivable		23,737	(134,777)	(116.6)
Inventories		(48,785)	48,342	41.8
Notes and accounts payable - trade		(229,546)	(250,044)	(216.3)
Advance receipts from customers		(30,808)	13,172	11.4
Income taxes payable		154,851	196,074	169.6
Prepaid expenses		(57,749)	(64,886)	(56.1)
Withholdings		26,346	17,016	14.7
Accrued expenses		134,689	147,573	127.7
Accounts payable-other		(361,063)	(32,125)	(27.8)
Refundable deposits of telephone installation		(205,060)	(78,955)	(68.3)
Other, net		13,252	(136,064)	(117.6)

Net cash provided by operating activities		1,394,330	1,849,448	1,599.8

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(u)	Condensed Consolidated U.S. GAAP Financial Information, Continued

	Millions
	2003		2004	2004 (note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment		(586,542)	(726,233)	(628.2)
Proceeds from sale of property, plant and equipment		32,024	30,266	26.2
Increase in short-term financial instruments		(29,453)	(621,779)	(537.9)
Proceeds from the sale of available-for-sale securities		116,516	267,725	231.6
Proceeds from the sale of equity security of affiliates		1,880	—	—
Purchase of available-for-sale securities		(72,301)	(315,673)	(273.1)
Purchase of equity security of affiliates		(301,575)	—	—
Other, net		621,055	143,103	123.7

Net cash used in investing activities		(218,396)	(1,222,591)	(1,057.7)

Cash flows from financing activities:
Payment of dividends	(Won)	(213,404)	(422,081)	$(365.1)
Decrease in short-term borrowings, net		(506,452)	(181,160)	(156.7)
Repayments of long-term debt		(687,411)	(695,313)	(601.5)
Proceeds from long-term debt		541,580	1,470,759	1,272.3
Reacquisition of treasury stock		(138,483)	(4,561)	(3.9)
Other, net		456	3,061	2.6

Net cash provided by (used in) financing activities		(1,003,714)	170,705	147.7

Increase in cash and cash equivalents		172,220	797,562	689.8
Cash and cash equivalents at beginning of year		886,109	715,339	618.8

Cash and cash equivalents at end of year	(Won)	1,058,329	1,512,901	$1,308.6

Supplemental schedule of non-cash investing and financing activities*	(Won)	730,704	—	$—

*	As discussed in Note 21(c), the Company financed (Won)730,704 million of its purchase of treasury stock in 2003, respectively, through the transfer of shares of SK Telecom which the Company previously held as available-for-sale securities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(v)	Additional U.S. GAAP Disclosures

The Company is subject to a number of income taxes based upon earnings which result from the application of a statutory corporate income tax rate (including resident tax) of approximately 29.7% for the six-month periods ended June 30, 2003 and 2004, respectively.

In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%.

The components of income tax expense for the six-month periods ended June 30, 2003 and 2004 are as follows:

	Millions
	2003		2004	2004 (note 3)
Current income tax expense	(Won)	593,611	379,740	$328.5
Deferred income tax benefit		(52,503)	(80,545)	(69.7)

Income tax expense	(Won)	541,108	299,195	$258.8

The provision for income taxes using statutory tax rates differs from the actual provision for the six-month periods ended June 30, 2003 and 2004 for the following reasons:

	Millions
	2003		2004	2004 (note 3)
Provision for income taxes at statutory tax rates	(Won)	566,138	308,581	$266.9
Prior years additional income tax payment		6,734	46,096	39.9
Nondeductible expense		13,344	2,077	1.8
Nontaxable income		(108)	(1,699)	(1.5)
Investment tax credits		(45,000)	(55,860)	(48.3)

Actual provision for income taxes	(Won)	541,108	299,195	$258.8

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 28.1% and 28.8 % for the six-month periods ended June 30, 2003 and 2004, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(v)	Additional U.S. GAAP Disclosures, Continued

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2003 and June 30, 2004, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows:

	Millions
	2003		2004	2004 (note 3)
Deferred tax assets
Retirement and severance benefits	(Won)	3,207	4,620	$4.0
Allowance for doubtful accounts		122,880	130,828	113.2
Refundable deposits for telephone installation		20,022	18,953	16.4
Investment securities		27,417	27,417	23.7
Inventories		479	3,811	3.3
Intangible assets		1,568	555	0.5
Unearned income		143,522	147,181	127.3
Equity securities of affiliates		488,375	514,342	444.9
Other		24,762	89,359	77.3

Total deferred tax assets		832,232	937,066	810.6

Deferred tax liabilities
Investment securities		(65)	(2,944)	(2.5)
Property, plant and equipment		(8,732)	(28,658)	(24.8)
Accrued interest income		(2,171)	(4,329)	(3.7)

Total deferred tax liabilities		(10,968)	(35,931)	(31.0)

Net deferred tax assets	(Won)	821,264	901,135	$779.6

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible differences.

Gross and net property, plant and equipment under U.S. GAAP at December 31, 2003 and June 30, 2004 are summarized as follows:

	Millions
	2003		2004	2004 (note 3)
Gross property, plant and equipment	(Won)	34,695,320	34,581,418	$29,914.7
Accumulated depreciation		23,180,005	23,584,043	20,401.4

Net property, plant and equipment	(Won)	11,515,315	10,997,375	$9,513.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 23, 2004

KT Corporation

By:	/s/ WHAJOON CHO
Name:	Whajoon Cho
Title:	Managing Director